Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

DATED AS OF SEPTEMBER 4, 2008

BY AND BETWEEN

JEFFERSON BANCSHARES, INC.

AND

STATE OF FRANKLIN BANCSHARES, INC.

i

ARTICLE VII TERMINATION		49
7.1	Termination	49
7.2	Termination Fee	51
7.3	Effect of Termination	52
ARTICLE VIII CERTAIN OTHER MATTERS		52
8.1	Interpretation	52
8.2	Survival	52
8.3	Waiver; Amendment	52
8.4	Counterparts	52
8.5	Governing Law	52
8.6	Expenses	53
8.7	Notices	53
8.8	Entire Agreement; etc.	53
8.9	Successors and Assigns; Assignment	54
8.10	Specific Performance	54

EXHIBITS

Exhibit A	Plan of Bank Merger
Exhibit B	Indemnification Agreement

ii

Agreement and Plan of Merger

This is an Agreement and Plan of Merger, dated as of the 4th day of September, 2008 (“Agreement”), by and between Jefferson Bancshares, Inc., a Tennessee corporation (“Jefferson Bancshares”), and State of Franklin Bancshares, Inc., a Tennessee corporation (“SOFB”).

Introductory Statement

The Board of Directors of each of Jefferson Bancshares and SOFB has determined that this Agreement and the business combination and related transactions contemplated hereby are advisable and in the best interests of Jefferson Bancshares or SOFB, as the case may be, and in the best long-term interests of the shareholders of Jefferson Bancshares or SOFB, as the case may be.

The parties hereto intend that the Merger as defined herein shall qualify as a reorganization under the provisions of Section 368(a) of the IRC for federal income tax purposes.

Jefferson Bancshares and SOFB each desire to make certain representations, warranties and agreements in connection with the business combination and related transactions provided for herein and to prescribe various conditions to such transactions.

In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Agreement and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

ARTICLE I

DEFINITIONS

The following terms are defined in this Agreement in the Section indicated:

Defined Term	Location of Definition
Articles of Merger	Section 2.3
Bank Merger	Section 2.13
Cash Consideration	Section 2.5(a)
Cash Election	Section 2.6(b)
Cash Election Shares	Section 2.6(b)
Cause	Section 5.11(d)
Certificate(s)	Section 2.6(c)
Change in Recommendation	Section 5.8
Closing	Section 2.2
Closing Date	Section 2.2
Continuing Employee	Section 5.11(a)
Disclosure Letter	Section 3.1

Dissenters’ Shares	Section 2.12
Effective Time	Section 2.3
Election Deadline	Section 2.6(c)
Election Form	Section 2.6(a)
Exchange Agent	Section 2.6(c)
Exchange Ratio	Section 2.5(a)
Fee	Section 7.2(a)
Indemnified Party	Section 5.12(a)
Intellectual Property	Section 3.2(p)
Jefferson Bancshares	preamble
Jefferson Bancshares’ Reports	Section 3.3(g)
Jefferson Federal	Section 2.13
Letter of Transmittal	Section 2.7(a)
Maximum Insurance Amount	Section 5.12(c)
Merger	Section 2.1
Merger Consideration	Section 2.5(a)
Mixed Election	Section 2.6(b)
Non-Election	Section 2.6(b)
Non-Election Shares	Section 2.6(b)
Proxy Statement	Section 5.9(a)
Representative	Section 2.6(b)
Shareholder Meeting	Section 5.8
SOFB	preamble
SOFB Employee Plans	Section 3.2(r)(i)
SOFB Option	Section 2.11
SOFB Pension Plan	Section 3.2(r)(iii)
SOFB Qualified Plan	Section 3.2(r)(iv)
SOFB’s Reports	Section 3.2(g)
Shortfall Number	Section 2.6(e)(ii)
State of Franklin Savings Bank	Section 2.13
Stock Consideration	Section 2.5(a)
Stock Conversion Number	Section 2.6(d)
Stock Election	Section 2.6(b)
Stock Election Number	Section 2.6(b)
Stock Election Shares	Section 2.6(b)
Surviving Corporation	Section 2.1

In addition, for purposes of this Agreement:

“Acquisition Proposal” means any proposal or offer with respect to any of the following (other than the transactions contemplated hereunder): (i) any merger, consolidation, share exchange, business combination, or other similar transaction involving SOFB or any of its Subsidiaries; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 25% or more of SOFB’s consolidated assets in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 25% or more of the outstanding shares of SOFB’s capital stock or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in an any of the foregoing.

“Agreement” means this Agreement, as amended, modified or amended and restated from time to time in accordance with its terms.

“Bankruptcy Law” means Title 11, United States Code, or any similar federal, state, local or foreign law providing for insolvency, reorganization, receivership, dissolution, winding up or liquidation of a debtor.

“Business Day” shall mean any day other than a Saturday, a Sunday or any other day that Jefferson Federal is authorized or required to be closed.

“CRA” means the Community Reinvestment Act.

“Custodian” means any receiver, trustee, conservator, assignee, liquidator, custodian or similar official under any Bankruptcy Law or banking law.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, directive, executive or administrative order, judgment, decree, injunction, or agreement with any Governmental Entity relating to (i) the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety as it relates to Hazardous Materials, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect. The term Environmental Law includes, without limitation, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act of 1986, the Federal Water Pollution Control Act of 1972, the Federal Clean Air Act, the Federal Clean Water Act, the Federal Resource Conservation and Recovery Act of 1976, the Federal Solid Waste Disposal and the Federal Toxic Substances Control Act, the Federal Insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970 as it relates to Hazardous Materials, the Federal Hazardous Substances Transportation Act, the Emergency Planning and Community Right-To-Know Act, the Safe Drinking Water Act, the Endangered Species Act, the National Environmental Policy Act, the Rivers and Harbors Appropriation Act or any so-called “Superfund” or “Superlien” law, each as amended and as now in effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity that is considered one employer with SOFB under Section 4001(b)(1) of ERISA or Section 414 of the IRC.

“ESOP” means the employee stock ownership plan maintained by SOFB.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Shares” shall consist of (i) Dissenters’ Shares and (ii) shares held directly or indirectly by Jefferson Bancshares (other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted).

“FDIC” means the Federal Deposit Insurance Corporation.

“FRB” means the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles.

“Government Regulator” means any federal or state governmental authority charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank deposits.

“Governmental Entity” means any court, administrative agency or commission or other governmental authority or instrumentality.

“Hazardous Material” means any substance (whether solid, liquid or gas) which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

“HOLA” means the Home Owners’ Loan Act, as amended.

“IRC” means the Internal Revenue Code of 1986, as amended.

“Jefferson Bancshares Price” means the average of the closing sales price of Jefferson Bancshares Common Stock, as reported on The Nasdaq Stock Market, for the ten consecutive trading days ending on the date that is ten business days prior to the Closing Date; provided, however, that any date on which shares of Jefferson Bancshares Common Stock do not trade shall be disregarded in computing the average closing sales price and the average shall be based upon the closing sales price and number of days on which shares of Jefferson Bancshares Common Stock actually traded during such period.

“Knowledge” means, with respect to a party hereto, actual knowledge of the members of the Board of Directors of that party or any officer of that party with the title ranking not less than vice president.

“Lien” means any charge, mortgage, pledge, security interest, claim, lien or encumbrance.

“Loan” means a loan, lease, advance, credit enhancement, guarantee or other extension of credit.

“Loan Property” means any property in which the applicable party (or a subsidiary of it) holds a security interest and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Material Adverse Effect” means an effect which is material and adverse to the business, financial condition or results of operations of SOFB or Jefferson Bancshares, as the context may dictate, and its Subsidiaries taken as a whole; provided, however, that any such effect resulting from any (i) changes in laws, rules or regulations or generally accepted accounting principles or regulatory accounting requirements or interpretations thereof that apply to both Jefferson Bancshares and SOFB, or to financial and/or depository institutions generally, (ii) changes in economic conditions affecting financial institutions generally, including but not limited to, changes in the general level of market interest rates, (iii) actions and omissions of Jefferson Bancshares or SOFB taken with the prior written consent of the other or (iv) direct effects of compliance with this Agreement on the operating performance of the parties, including expenses incurred by the parties in consummating the transactions contemplated by this Agreement, shall not be considered in determining if a Material Adverse Effect has occurred.

“OTS” means the Office of Thrift Supervision.

“Participation Facility” means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization or other entity.

“Securities Act” means the Securities Act of 1933, as amended.

“SOFB Common Stock” means the common stock, par value $1.00 per share, of SOFB.

“Subsidiary” means a corporation, partnership, joint venture or other entity in which SOFB or Jefferson Bancshares, as the case may be, has, directly or indirectly, an equity interest representing 50% or more of any class of the capital stock thereof or other equity interests therein.

“Superior Proposal” means an unsolicited, bona fide written offer made by a third party to consummate an Acquisition Proposal that (i) SOFB’s Board of Directors determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that is more favorable to the shareholders of SOFB than the transactions contemplated hereby (taking into account all legal, financial, regulatory and other aspects of the proposal and the entity making the proposal), (ii) is not conditioned on obtaining financing (and with respect to which Jefferson Bancshares has received written evidence of such person’s ability to fully finance its Acquisition Proposal), (iii) is for 100% of the outstanding shares of SOFB Common Stock and (iv) is, in the written opinion of SOFB’s financial advisor, more favorable to the shareholders of SOFB from a financial point of view than the transactions contemplated hereby (including any adjustments to the terms and conditions of such transactions proposed by Jefferson Bancshares in response to such Acquisition Proposal).

“Taxes” means all income, franchise, gross receipts, real and personal property, real property transfer and gains, wage and employment taxes.

“TBCA” means the Tennessee Business Corporation Act.

ARTICLE II

THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement , SOFB will merge with and into Jefferson Bancshares (the “Merger”) at the Effective Time. At the Effective Time, the separate corporate existence of SOFB shall cease. Jefferson Bancshares shall be the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger and shall continue to be governed by the TBCA and its name and separate corporate existence, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger.

2.2 Closing. The closing of the Merger (the “Closing”) will take place in the offices of Kilpatrick Stockton LLP, 607 14th Street, NW, Washington, DC, or at such other location as is agreed to by the parties hereto, as soon as practicable following satisfaction or waiver of the conditions to Closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing) (the “Closing Date”).

2.3 Effective Time. In connection with the Closing, Jefferson Bancshares shall duly execute and deliver articles of merger (the “Articles of Merger”) to the Tennessee Secretary of State for filing pursuant to the TBCA. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Tennessee Secretary of State or at such later date or time as Jefferson Bancshares and SOFB agree and specify in the Articles of Merger (the date and time the Merger becomes effective being the “Effective Time”).

2.4 Effects of the Merger. The Merger will have the effects set forth in the TBCA. Without limiting the generality of the foregoing, and subject thereto, from and after the Effective Time, Jefferson Bancshares shall possess all of the properties, rights, privileges, powers and franchises of SOFB and be subject to all of the debts, liabilities and obligations of SOFB.

2.5 Effect on Outstanding Shares of SOFB Common Stock.

(a) Subject to the provisions of Section 2.6 hereof, by virtue of the Merger, automatically and without any action on the part of the holder thereof, each share of SOFB Common Stock issued and outstanding at the Effective Time, other than Excluded Shares, shall become and be converted into, at the election of the holder as provided in and subject to the limitations set forth in this Agreement, either the right to receive (i) $10.00 in cash, without interest (the “Cash Consideration”) or (ii) 1.1287 shares (the “Exchange Ratio”) of Jefferson Bancshares Common Stock (the “Stock Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Merger Consideration.” Notwithstanding the foregoing, all shares of SOFB Common Stock held by persons who are not residents of Tennessee shall be converted into the Cash Consideration.

(b) Notwithstanding any other provision of this Agreement, no fraction of a share of Jefferson Bancshares Common Stock and no certificates or scrip therefor will be issued in the Merger; instead, Jefferson Bancshares shall pay to each holder of SOFB Common Stock who would otherwise be entitled to a fraction of a share of Jefferson Bancshares Common Stock an amount in cash, rounded to the nearest cent, determined by multiplying such fraction by the Jefferson Bancshares Price.

(c) If, between the date of this Agreement and the Effective Time, the outstanding shares of Jefferson Bancshares Common Stock shall have been changed into a different number of shares or into a different class by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be adjusted appropriately to provide the holders of SOFB Common Stock the same economic effect as contemplated by this Agreement prior to such event.

(d) As of the Effective Time, each Excluded Share, other than Dissenters’ Shares, shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto. All shares of Jefferson Bancshares Common Stock that are held by SOFB, if any, other than shares held in a fiduciary capacity or in satisfaction of a debt previously contracted, shall be canceled and shall constitute authorized but unissued shares. In addition, no Dissenters’ Shares shall be converted into shares of Jefferson Bancshares Common Stock pursuant to this Section 2.5 but instead shall be treated in accordance with the provisions set forth in Section 2.12 of this Agreement.

(e) All certificates issued for the Stock Consideration shall contain the following legend:

THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS. FOR A PERIOD OF NINE MONTHS FROM [THE CLOSING DATE] ALL RESALES OF THESE SECURITIES, BY ANY PERSON, SHALL BE MADE ONLY TO BONA FIDE PERMANENT RESIDENTS OF THE STATE OF TENNESSEE.

2.6 Election and Proration Procedures.

(a) An election form in such form as SOFB and Jefferson Bancshares shall mutually agree (an “Election Form”) shall be mailed as soon as practicable following the Effective Time to each holder of record of shares of SOFB Common Stock as of the Effective Time.

(b) Each Election Form shall entitle the holder of shares of SOFB Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) to (i) elect to receive the Cash Consideration for all of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all of such holder’s shares (a “Stock Election”), (iii) elect to receive the Cash Consideration with respect to some of such holder’s shares and the Stock Consideration with respect to such holder’s remaining shares (a “Mixed Election”) or (iv) make no election or to indicate that such holder has no preference as to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”). Holders of shares of SOFB Common Stock (or the beneficial owner through appropriate and customary documentation and instructions) who are not residents of Tennessee shall only have the right to receive the Cash Consideration for all of such holder’s shares. Jefferson Bancshares in its sole discretion shall determine whether a holder of SOFB Common Stock is a resident of Tennessee. Any such determinations made in good faith shall be binding and conclusive. Holders of record of shares of SOFB Common Stock who hold such shares as nominees, trustees or in other representative capacities (a “Representative”) may submit multiple Election Forms, provided that such Representative certifies that each such Election Form covers all the shares of SOFB Common Stock held by that Representative for a particular beneficial owner. Shares of SOFB Common Stock as to which a Cash Election has been made (including pursuant to a Mixed Election) are referred to herein as “Cash Election Shares.” Shares of SOFB Common Stock held by the ESOP shall be deemed to be Cash Election Shares for purposes of this Section. Shares of SOFB Common Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to herein as “Stock Election Shares.” Shares of SOFB Common Stock as to which no election has been made are referred to as “Non-Election Shares.” The aggregate number of shares of SOFB Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.”

(c) To be effective, a properly completed Election Form must be received by Registrar and Transfer Company (the “Exchange Agent”) on or before 5:00 p.m., New York City time, on the date specified on the Election Form, which shall be no later than 30 days after the date on which Election Forms are first mailed (the “Election Deadline”). An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more certificates theretofore representing SOFB Common Stock (“Certificate(s)”) (or customary affidavits and, if required by Jefferson Bancshares pursuant to Section 2.7(i), indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all shares of SOFB Common Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form. Any SOFB shareholder may at any time prior to the Election Deadline change his or her election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Election Form. Any SOFB shareholder may, at any time prior to the Election Deadline, revoke his or her election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. If a shareholder either (i) does not submit a properly completed Election Form by the Election Deadline or (ii) revokes its Election Form prior to the Election Deadline and does not submit a new properly executed Election Form prior to the Election Deadline, the shares of SOFB Common Stock held by such shareholder shall be designated Non-Election Shares. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in any Election Form, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive.

(d) Notwithstanding any other provision contained in this Agreement, 60% of the total number of shares of SOFB Common Stock outstanding at the Effective Time (the “Stock Conversion Number”) shall be converted into the Stock Consideration and the remaining outstanding shares of SOFB Common Stock (excluding shares of SOFB Common Stock to be canceled as provided in Section 2.5(d) and Dissenters’ Shares) shall be converted into the Cash Consideration; provided, however, that for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the IRC and, notwithstanding anything to the contrary contained herein, in order that the Merger will not fail to satisfy continuity of interest requirements under applicable federal income tax principles relating to reorganizations under Section 368(a) of the IRC, Jefferson Bancshares shall increase the number of shares of SOFB Common Stock that will be converted into the Stock Consideration and reduce the number of shares of SOFB Common Stock that will be converted into the right to receive the Cash Consideration to ensure that the Stock Consideration will represent at least 40% of the value of the aggregate Merger Consideration, increased by the value of any Excluded Shares, each as measured as of the Effective Time.

(e) Within five business days after the Election Deadline, Jefferson Bancshares shall cause the Exchange Agent to effect the allocation among holders of SOFB Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i) If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and each holder of Stock Election Shares will be entitled to receive (A) the Stock Consideration in respect of the number of Stock Election Shares held by such holder multiplied by a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number and (B) the Cash Consideration in respect of the remaining number of such holder’s Stock Election Shares;

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and each holder of Non-Election Shares shall receive (1) the Stock Consideration in respect of the number of Non-Election Shares held by such holder multiplied by a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares and (2) the Cash Consideration in respect of the remaining number of such holder’s Non-Election Shares; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and each holder of Cash Election Shares shall receive (1) the Stock Consideration in respect of the number of Cash Election Shares held by such holder multiplied by a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares and (2) the Cash Consideration in respect of the remaining number of such holder’s Cash Election Shares.

For purposes of the foregoing calculations, Excluded Shares shall be deemed Cash Election Shares. For purposes of this Section 2.6(e), if Jefferson Bancshares is obligated to increase the number of shares of SOFB Common Stock to be converted into shares of Jefferson Bancshares Common Stock as a result of the application of the last clause of Section 2.6(d) above, then the higher number shall be substituted for the Stock Conversion Number in the calculations set forth in this Section 2.6(e).

2.7 Exchange Procedures.

(a) Appropriate transmittal materials (“Letter of Transmittal”) in a form satisfactory to Jefferson Bancshares and SOFB shall be mailed as soon as practicable after the Election Deadline to each holder of record of SOFB Common Stock as of the Effective Time who did not previously submit a completed Election Form. A Letter of Transmittal will be deemed properly completed only if accompanied by certificates representing all shares of SOFB Common Stock to be converted thereby.

(b) At and after the Effective Time, each Certificate (except as specifically set forth in Section 2.5) shall represent only the right to receive the Merger Consideration.

(c) Prior to the Effective Time, Jefferson Bancshares shall (i) reserve for issuance with its transfer agent and registrar a sufficient number of shares of Jefferson Bancshares Common Stock to provide for payment of the aggregate Stock Consideration and (ii) deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of SOFB Common Stock, for exchange in accordance with this Section 2.7, an amount of cash sufficient to pay the aggregate Cash Consideration.

(d) The Letter of Transmittal shall (i) specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent, (ii) be in a form and contain any other provisions as Jefferson Bancshares may reasonably determine and (iii) include instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Upon the proper surrender of the Certificates to the Exchange Agent, together with a properly completed and duly executed Letter of Transmittal, the holder of such Certificates shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Jefferson Bancshares Common Stock that such holder has the right to receive pursuant to Section 2.5, if any, and a check in the amount equal to the cash that such holder has the right to receive pursuant to Section 2.5, if any (including any cash in lieu of fractional shares, if any, that such holder has the right to receive pursuant to Section 2.5, and any dividends or other distributions to which such holder is entitled pursuant to Section 2.5). Certificates so surrendered shall forthwith be canceled. As soon as practicable following receipt of the properly completed Letter of Transmittal and any necessary accompanying documentation, the Exchange Agent shall distribute Jefferson Bancshares Common Stock and cash as provided herein. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Jefferson Bancshares Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares for the account of the persons entitled thereto. If there is a transfer of ownership of any shares of SOFB Common Stock not registered in the transfer records of SOFB, the Merger Consideration shall be issued to the transferee thereof if the Certificates representing such SOFB Common Stock are presented to the Exchange Agent, accompanied by all documents required, in the reasonable judgment of Jefferson Bancshares and the Exchange Agent, to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(e) No dividends or other distributions declared or made after the Effective Time with respect to Jefferson Bancshares Common Stock issued pursuant to this Agreement shall be remitted to any person entitled to receive shares of Jefferson Bancshares Common Stock hereunder until such person surrenders his or her Certificates in accordance with this Section 2.7. Upon the surrender of such person’s Certificates, such person shall be entitled to receive any dividends or other distributions, without interest thereon, which subsequent to the Effective Time had become payable but not paid with respect to shares of Jefferson Bancshares Common Stock represented by such person’s Certificates.

(f) The stock transfer books of SOFB shall be closed immediately upon the Effective Time and from and after the Effective Time there shall be no transfers on the stock transfer records of SOFB of any shares of SOFB Common Stock. If, after the Effective Time, Certificates are presented to Jefferson Bancshares, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this Section 2.7.

(g) Any portion of the aggregate amount of cash to be paid pursuant to Section 2.5, any dividends or other distributions to be paid pursuant to this Section 2.7 or any proceeds from any investments thereof that remains unclaimed by the shareholders of SOFB for six months after the Effective Time shall be repaid by the Exchange Agent to Jefferson Bancshares upon the written request of Jefferson Bancshares. After such request is made, any shareholders of SOFB who have not theretofore complied with this Section 2.7 shall look only to Jefferson Bancshares for the Merger Consideration deliverable in respect of each share of SOFB Common Stock such shareholder holds, as determined pursuant to Section 2.5 of this Agreement, without any interest thereon. If outstanding Certificates are not surrendered prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by any abandoned property, escheat or other applicable laws, become the property of Jefferson Bancshares (and, to the extent not in its possession, shall be paid over to it), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, neither the Exchange Agent nor any party to this Agreement (or any affiliate thereof) shall be liable to any former holder of SOFB Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h) Jefferson Bancshares and the Exchange Agent shall be entitled to rely upon SOFB’s stock transfer books to establish the identity of those persons entitled to receive the Merger Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate, Jefferson Bancshares and the Exchange Agent shall be entitled to deposit any Merger Consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(i) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent or Jefferson Bancshares, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to Section 2.5.

2.8 Effect on Outstanding Shares of Jefferson Bancshares Common Stock. At the Effective Time, each share of common stock of Jefferson Bancshares issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

2.9 Directors of Surviving Corporation After Effective Time. Immediately after the Effective Time, until their respective successors are duly elected or appointed and qualified, the directors of the Surviving Corporation shall consist of the directors of Jefferson Bancshares serving immediately prior to the Effective Time.

2.10 Charter and Bylaws. The charter of Jefferson Bancshares, as in effect immediately prior to the Effective Time, shall be the charter of the Surviving Corporation until thereafter amended in accordance with applicable law. The bylaws of Jefferson Bancshares, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

2.11 Treatment of Stock Options.

(a) As soon as practicable following the date of this Agreement, SOFB’s Board of Directors shall adopt such resolutions or take such other actions as are required to provide for the cancellation of all outstanding options to acquire shares of SOFB Common Stock that are incentive stock options (each, a “SOFB Option”), whether or not vested, as of the Effective, without any payment made in exchange therefor.

(b) Each SOFB Option that is a non-qualified stock option that is outstanding at the Effective Time and that has an exercise price of $13.50 or less shall be converted into an option to purchase shares of Jefferson Bancshares Common Stock without any adjustment to either the number of shares issuable upon the exercise of the converted SOFB Option or the exercise price, subject to the agreement of each holder of a converted SOFB Option to the expiration of all converted SOFB Options on the third anniversary of the Effective Time and to the cancellation of all options held by such person with an exercise price of more than $13.50.

(c) Jefferson Bancshares will take all corporate action necessary to reserve for future issuance a sufficient additional number of shares of Jefferson Bancshares Common Stock to provide for the satisfaction of its obligations with respect to the converted SOFB Options. Jefferson Bancshares agrees to file, as soon as practicable after the Effective Time, a registration statement on Form S-8 (or any successor or other appropriate form) and make any state filings or obtain state exemptions with respect to the Jefferson Bancshares Common Stock issuable upon exercise of the converted SOFB Options.

2.12 Dissenters’ Rights. Notwithstanding any other provision of this Agreement to the contrary, shares of SOFB Common Stock that are outstanding immediately prior to the Effective Time and which are held by shareholders who shall have not voted in favor of the Merger or consented thereto in writing and who properly shall have demanded payment of the fair value for such shares in accordance with the TBCA (collectively, the “Dissenters’ Shares”) shall not be converted into or represent the right to receive the Merger Consideration. Such shareholders instead shall be entitled to receive payment of the fair value of such shares held by them in accordance with the provisions of the TBCA, except that all Dissenters’ Shares held by shareholders who shall have failed to perfect or who effectively shall have withdrawn or otherwise lost their rights as dissenting shareholders under the TBCA shall thereupon be deemed to have been converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Merger Consideration upon surrender in the manner provided in Section 2.7 of the Certificate(s) that, immediately prior to the Effective Time, evidenced such shares. SOFB shall give Jefferson Bancshares (i) prompt notice of any written demands for payment of fair value of any shares of SOFB Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the TBCA and received by SOFB relating to shareholders’ dissenters’ rights and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands under the TBCA consistent with the obligations of SOFB thereunder. SOFB shall not, except with the prior written consent of Jefferson Bancshares, (x) make any payment with respect to such demand, (y) offer to settle or settle any demand for payment of fair value or (z) waive any failure to timely deliver a written demand for payment of fair value or timely take any other action to perfect payment of fair value rights in accordance with the TBCA.

2.13 Bank Merger. Concurrently with or as soon as practicable after the execution and delivery of this Agreement, Jefferson Federal Bank (“Jefferson Federal”), a wholly owned subsidiary of Jefferson Bancshares, and State of Franklin Savings Bank (“State of Franklin Savings Bank”), a wholly owned subsidiary of SOFB, shall enter into the Plan of Bank Merger, in the form attached hereto as Exhibit A, pursuant to which State of Franklin Savings Bank will merge with and into Jefferson Federal (the “Bank Merger”). The parties intend that the Bank Merger will become effective simultaneously with or immediately following the Effective Time.

2.14 Alternative Structure. Notwithstanding anything to the contrary contained in this Agreement, prior to the Effective Time, Jefferson Bancshares may specify that the structure of the transactions contemplated by this Agreement be revised and the parties shall enter into such alternative transactions as Jefferson Bancshares may reasonably determine to effect the purposes of this Agreement; provided, however, that such revised structure shall not (i) alter or change the amount or kind of the Merger Consideration or (ii) materially impede or delay the receipt of any regulatory approval referred to in, or the consummation of the transactions contemplated by, this Agreement. In the event that Jefferson Bancshares elects to make such a revision, the parties agree to execute appropriate documents to reflect the revised structure.

2.15 Absence of Control. Subject to any specific provisions of this Agreement, it is the intent of the parties hereto that Jefferson Bancshares by reason of this Agreement shall not be deemed (until consummation of the transactions contemplated hereby) to control, directly or indirectly, SOFB or to exercise, directly or indirectly, a controlling influence over the management or policies of SOFB.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

3.1 Disclosure Letters. Prior to the execution and delivery of this Agreement, Jefferson Bancshares and SOFB have each delivered to the other a letter (each, its “Disclosure Letter”) setting forth, among other things, facts, circumstances and events the disclosure of which is required or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of their respective representations and warranties (and making specific reference to the Section of this Agreement to which they relate).

3.2 Representations and Warranties of SOFB. SOFB represents and warrants to Jefferson Bancshares that, except as disclosed in SOFB’s Disclosure Letter:

(a) Organization and Qualification. SOFB is a corporation duly organized and validly existing under the laws of the State of Tennessee and is registered with the FRB as a bank holding company. SOFB has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. SOFB is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on SOFB. SOFB engages only in activities (and holds properties only of the types) permitted to bank holding companies by the Bank Holding Company Act and the rules and regulations of the FRB promulgated thereunder.

(b) Subsidiaries.

(i) SOFB’s Disclosure Letter sets forth with respect to each of SOFB’s Subsidiaries its name, its jurisdiction of incorporation, SOFB’s percentage ownership, the number of shares of stock owned or controlled by SOFB and the name and number of shares held by any other person who owns any stock of the Subsidiary. SOFB owns of record and beneficially all the capital stock of each of its Subsidiaries free and clear of any Liens. There are no contracts, commitments, agreements or understandings relating to SOFB’s right to vote or dispose of any equity securities of its Subsidiaries. SOFB’s ownership interest in each of its Subsidiaries is in compliance with all applicable laws, rules and regulations relating to equity investments by bank holding companies or state savings banks.

(ii) Each of SOFB’s Subsidiaries is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on such Subsidiary.

(iii) The outstanding shares of capital stock of each Subsidiary have been validly authorized and are validly issued, fully paid and nonassessable. No shares of capital stock of any Subsidiary of SOFB are or may be required to be issued by virtue of any options, warrants or other rights, no securities exist that are convertible into or exchangeable for shares of such capital stock or any other debt or equity security of any Subsidiary, and there are no contracts, commitments, agreements or understandings of any kind for the issuance of additional shares of capital stock or other debt or equity security of any Subsidiary or options, warrants or other rights with respect to such securities.

(iv) No Subsidiary of SOFB other than State of Franklin Savings Bank is an “insured depository institution” as defined in the Federal Deposit Insurance Act, as amended, and the applicable regulations thereunder. State of Franklin Savings Bank’s deposits are insured by the FDIC to the fullest extent permitted by law. State of Franklin Savings Bank is a member in good standing of the Federal Home Loan Bank of Cincinnati. State of Franklin Savings Bank engages only in activities (and holds properties only of the types) permitted by the Savings Bank Chartering Act of 1991 and the rules and regulations of the Commissioner of the Tennessee Department of Financial Institutions promulgated thereunder.

(c) Capital Structure.

(i) The authorized capital stock of SOFB consists of 10,000,000 shares of SOFB Common Stock.

(ii) As of the date of this Agreement: (A) 1,086,791 shares of SOFB Common Stock are issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable federal and state securities laws, and no shares of preferred stock are outstanding; and (B) 476,603 shares of SOFB Common Stock are reserved for issuance pursuant to outstanding SOFB Options.

(iii) SOFB has issued $10,000,000 principal amount of subordinated debentures pursuant to the Indenture between SOFB and Wilmington Trust Company, as Trustee, dated as of December 13, 2006. The subordinated debentures were duly and validly issued and represent the obligations of SOFB in accordance with the terms of such indenture. All of the subordinated debentures are owned by State of Franklin Statutory Trust II. State of Franklin Statutory Trust II was duly and validly organized pursuant to and in accordance with the Amended and Restated Declaration of Trust of State of Franklin Statutory Trust II, dated as of December 13, 2006 and all applicable laws and regulations. The beneficial interests in State of Franklin Statutory Trust II consist of 310 shares of common securities, all of which are owned by SOFB and 10,000 shares of preferred securities, all of which are issued and outstanding. All of the issued and outstanding preferred securities have been duly and validly authorized and issued, and are fully paid and non-assessable.

(iv) Set forth in SOFB’s Disclosure Letter is a complete and accurate list of all outstanding SOFB Options, including the names of the optionees, dates of grant, exercise prices, dates of vesting, dates of termination, shares subject to each grant and whether stock appreciation, limited or other similar rights were granted in connection with such options.

(v) No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of SOFB may vote are issued or outstanding.

(vi) Except as set forth in this Section 3.2(c), as of the date of this Agreement, (A) no shares of capital stock or other voting securities of SOFB are issued, reserved for issuance or outstanding and (B) neither SOFB nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, rights, convertible securities, commitments or agreements of any character obligating SOFB or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any additional shares of capital stock of SOFB or obligating SOFB or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. As of the date hereof, there are no outstanding contractual obligations of SOFB or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of SOFB or any of its Subsidiaries.

(d) Authority. SOFB has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of SOFB’s Board of Directors, and no other corporate proceedings on the part of SOFB are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement other than the approval and adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of SOFB Common Stock. This Agreement has been duly and validly executed and delivered by SOFB and constitutes a valid and binding obligation of SOFB, enforceable against SOFB in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by SOFB do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which SOFB or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the charter or bylaws of SOFB or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of SOFB or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which SOFB or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on SOFB.

(f) Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by SOFB of this Agreement or the consummation by SOFB of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger, except for filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal and state banking authorities. As of the date hereof, SOFB has no knowledge of any reason pertaining to SOFB why any of the approvals referred to in this Section 3.2(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g) Governmental Filings. SOFB and each of its Subsidiaries has filed all reports, schedules, registration statements and other documents that it has been required to file since December 31, 2004 with the FDIC or any other Governmental Regulator (collectively, “SOFB’s Reports”). No administrative actions have been taken or threatened or orders issued in connection with any of SOFB’s Reports. As of their respective dates, each of SOFB’s Reports complied in all material respects with all laws or regulations under which it was filed (or was amended so as to be in compliance promptly following discovery of such noncompliance). Any financial statement contained in any of SOFB’s Reports fairly presented in all material respects the financial position of SOFB on a consolidated basis, SOFB alone or each of SOFB’s Subsidiaries alone, as the case may be, and was prepared in accordance with GAAP or applicable regulations.

(h) Financial Statements. SOFB’s Disclosure Letter contains copies of (i) the consolidated balance sheets of SOFB and its Subsidiaries as of December 31, 2007 and 2006 and related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the two-year period ended December 31, 2007, together with the notes thereto, accompanied by the audit report of SOFB’s independent public auditors and (ii) the unaudited consolidated balance sheet of SOFB and its Subsidiaries as of June 30, 2008 and the related consolidated statements of income and changes in stockholders’ equity for the six months ended June 30, 2008. Such financial statements were prepared from the books and records of SOFB and its Subsidiaries, fairly present the consolidated financial position of SOFB and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of SOFB and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash-flows and footnotes. The books and records of SOFB and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) Undisclosed Liabilities. Neither SOFB nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of SOFB as of December 31, 2007, except for (i) liabilities incurred since December 31, 2007 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on SOFB and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) Absence of Certain Changes or Events. Since December 31, 2007:

(i) SOFB and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices;

(ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on SOFB;

(iii) SOFB has not declared, paid or set aside any dividends or distributions with respect to the SOFB Common Stock;

(iv) except for supplies or equipment purchased in the ordinary course of business, neither SOFB nor any of its Subsidiaries have made any capital expenditures exceeding individually or in the aggregate $10,000;

(v) there has not been any write-down by State of Franklin Savings Bank in excess of $25,000 with respect to any of its Loans or other real estate owned;

(vi) there has not been any sale, assignment or transfer of any assets by SOFB or any of its Subsidiaries in excess of $10,000 other than in the ordinary course of business or pursuant to a contract or agreement disclosed in SOFB’s Disclosure Letter;

(vii) there has been no increase in the salary, compensation, pension or other benefits payable or to become payable by SOFB or any of its Subsidiaries to any of their respective directors, officers or employees, other than in conformity with the policies and practices of such entity in the usual and ordinary course of its business;

(viii) neither SOFB nor any of its Subsidiaries has paid or made any accrual or arrangement for payment of bonuses or special compensation of any kind or any severance or termination pay to any of their directors, officers or employees; and

(ix) there has been no change in any accounting principles, practices or methods of SOFB or any of its Subsidiaries other than as required by GAAP.

(k) Litigation. Other than for routine matters incidental to the business of SOFB, which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on SOFB, there are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of SOFB, threatened against or affecting SOFB or any of its Subsidiaries or any property or asset of SOFB or any of its Subsidiaries. To the knowledge of SOFB, there are no investigations, reviews or inquiries by any court or Governmental Entity pending or threatened against SOFB or any of its Subsidiaries. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against SOFB or any of its Subsidiaries that have not been satisfied or that enjoin SOFB or any of its Subsidiaries from taking any action.

(l) Absence of Regulatory Actions. Since December 31, 2004, neither SOFB nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of SOFB or its Subsidiaries.

(m) Compliance with Laws. SOFB and each of its Subsidiaries conducts its business in compliance with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it. SOFB and each of its Subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Entities that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and no suspension or cancellation of any of them is threatened. Neither SOFB nor any of its Subsidiaries has been given notice or been charged with any violation of, any law, ordinance, regulation, order, writ, rule, decree or condition to approval of any Governmental Entity which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on SOFB.

(n) Taxes. All federal, state, local and foreign Tax returns required to be filed by or on behalf of SOFB or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all material respects. All Taxes shown on such returns, all Taxes required to be shown on returns for which extensions have been granted and all other taxes required to be paid by SOFB or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on SOFB’s balance sheet (in accordance with GAAP). There is no audit examination, deficiency assessment, tax investigation or refund litigation with respect to any Taxes of SOFB or any of its Subsidiaries, and no claim has been made in writing by any authority in a jurisdiction where SOFB or any of its Subsidiaries do not file Tax returns that SOFB or any such Subsidiary is subject to taxation in that jurisdiction. All Taxes, interest, additions and penalties due with respect to completed and settled examinations or concluded litigation relating to SOFB or any of its Subsidiaries have been paid in full or adequate provision has been made for any such Taxes on SOFB’s balance sheet (in accordance with GAAP). SOFB and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect. SOFB and each of its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party, and SOFB and each of its Subsidiaries has timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the IRC and similar applicable state and local information reporting requirements. Neither SOFB nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, individually or in the aggregate, in connection with this Agreement in the payment of any “excess parachute payments” within the meaning of Section 280G of the IRC and neither SOFB nor any of its Subsidiaries has made any payments and is not a party to any agreement, and does not maintain any plan, program or arrangement, that could require it to make any payments (including any deemed payment of compensation upon the exercise of a SOFB Option or upon the issuance of any SOFB Common Stock), that would not be fully deductible by reason of Section 162(m) of the IRC.

(o) Agreements.

(i) SOFB’s Disclosure Letter lists, and contains a complete and correct copy of, any contract, arrangement, commitment or understanding (whether written or oral) to which SOFB or any of its Subsidiaries is a party or is bound:

(A) with any executive officer or other key employee of SOFB or any of its Subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving SOFB or any of its Subsidiaries of the nature contemplated by this Agreement;

(B) with respect to the employment of any directors, officers, employees or consultants;

(C) any of the benefits of which will be increased, or the vesting or payment of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, phantom stock or stock appreciation rights plan, restricted stock plan or stock purchase plan);

(D) containing covenants that limit the ability of SOFB or any of its Subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, SOFB (including any successor thereof) or any of its Subsidiaries may carry on its business (other than as may be required by law or any regulatory agency);

(E) pursuant to which SOFB or any of its Subsidiaries may become obligated to invest in or contribute capital to any entity;

(F) that relates to borrowings of money (or guarantees thereof) by SOFB or any of its Subsidiaries in excess of $50,000, other than advances from the Federal Home Loan Bank of Cincinnati; or

(G) which is a lease or license with respect to any property, real or personal, whether as landlord, tenant, licensor or licensee, involving a liability or obligation as obligor in excess of $25,000 on an annual basis.

(ii) Neither SOFB nor any of its Subsidiaries is in default under (and no event has occurred which, with due notice or lapse of time or both, would constitute a default under) or is in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement, lease or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject and, to the knowledge of SOFB, no other party to any such agreement (excluding any loan or extension of credit made by SOFB or any of its Subsidiaries) is in default in any respect thereunder, except for such defaults or violations that would not, individually or in the aggregate, have a Material Adverse Effect on SOFB.

(p) Intellectual Property. SOFB and each of its Subsidiaries owns or possesses valid and binding licenses and other rights to use without payment all patents, copyrights, trade secrets, trade names, service marks and trademarks material to its business. SOFB’s Disclosure Letter sets forth a complete and correct list of all material trademarks, trade names, service marks and copyrights owned by or licensed to SOFB or any of its Subsidiaries for use in its business, and all licenses and other agreements relating thereto and all agreements relating to third party intellectual property that SOFB or any of its Subsidiaries is licensed or authorized to use in its business, including without limitation any software licenses (collectively, the “Intellectual Property”). With respect to each item of Intellectual Property owned by SOFB or any of its Subsidiaries, the owner possesses all right, title and interest in and to the item, free and clear of any Lien. With respect to each item of Intellectual Property that SOFB or any of its Subsidiaries is licensed or authorized to use, the license, sublicense or agreement covering such item is legal, valid, binding, enforceable and in full force and effect. Neither SOFB nor any of its Subsidiaries has received any charge, complaint, claim, demand or notice alleging any interference, infringement, misappropriation or violation with or of any intellectual property rights of a third party (including any claims that SOFB or any of its Subsidiaries must license or refrain from using any intellectual property rights of a third party). To the knowledge of SOFB, neither SOFB nor any of its Subsidiaries has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of third parties and no third party has interfered with, infringed upon, misappropriated or otherwise come into conflict with any intellectual property rights of SOFB or any of its Subsidiaries.

(q) Labor Matters. SOFB and its Subsidiaries are in material compliance with all applicable laws respecting employment, retention of independent contractors, employment practices, terms and conditions of employment, and wages and hours. Neither SOFB nor any of its Subsidiaries is or has ever been a party to, or is or has ever been bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization with respect to its employees, nor is SOFB or any of its Subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such Subsidiary to bargain with any labor organization as to wages and conditions of employment nor has any such proceeding been threatened, nor is there any strike, other labor dispute or organizational effort involving SOFB or any of its Subsidiaries pending or, to the knowledge of SOFB, threatened.

(r) Employee Benefit Plans.

(i) SOFB’s Disclosure Letter contains a complete and accurate list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements and arrangements, including, but not limited to, “employee benefit plans,” as defined in Section 3(3) of ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto with respect to any present or former directors, officers or other employees of SOFB or any of its Subsidiaries (hereinafter referred to collectively as the “SOFB Employee Plans”). SOFB has previously delivered or made available to Jefferson Bancshares true and complete copies of each agreement, plan and other documents referenced in SOFB’s Disclosure Letter, along with, where applicable, copies of the IRS Form 5500 or 5500-C for the most recently completed year. There has been no announcement or commitment by SOFB or any of its Subsidiaries to create an additional SOFB Employee Plan, or to amend any SOFB Employee Plan, except for amendments required by applicable law which do not materially increase the cost of such SOFB Employee Plan.

(ii) There is no pending or threatened litigation, administrative action or proceeding relating to any SOFB Employee Plan. All of the SOFB Employee Plans comply in all material respects with all applicable requirements of ERISA, the IRC and other applicable laws. There has occurred no “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the IRC) with respect to the SOFB Employee Plans which is likely to result in the imposition of any penalties or taxes upon SOFB or any of its Subsidiaries under Section 502(i) of ERISA or Section 4975 of the IRC.

(iii) No liability to the Pension Benefit Guarantee Corporation has been or is expected by SOFB or any of its Subsidiaries to be incurred with respect to any SOFB Employee Plan which is subject to Title IV of ERISA (“SOFB Pension Plan”), or with respect to any “single-employer plan” (as defined in Section 4001(a) of ERISA) currently or formerly maintained by SOFB or any ERISA Affiliate. No SOFB Pension Plan had an “accumulated funding deficiency” (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each SOFB Pension Plan exceeds the present value of the “benefit liabilities” (as defined in Section 4001(a)(16) of ERISA) under such SOFB Pension Plan as of the end of the most recent plan year with respect to the respective SOFB Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such SOFB Pension Plan as of the date hereof; and no notice of a “reportable event” (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any SOFB Pension Plan within the 12-month period ending on the date hereof. Neither SOFB nor any of its Subsidiaries has provided, or is required to provide, security to any SOFB Pension Plan or to any single-employer plan of an ERISA Affiliate pursuant to Section 401(a)(29) of the IRC. Neither SOFB, its Subsidiaries, nor any ERISA Affiliate has contributed to any “multiemployer plan,” as defined in Section 3(37) of ERISA, on or after September 26, 1980.

(iv) Each SOFB Employee Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) and which is intended to be qualified under Section 401(a) of the IRC (a “SOFB Qualified Plan”) has received a favorable determination letter from the IRS, and SOFB and its Subsidiaries are not aware of any circumstances likely to result in revocation of any such favorable determination letter. Each SOFB Qualified Plan that is an “employee stock ownership plan” (as defined in Section 4975(e)(7) of the IRC) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the IRC and the regulations thereunder in all material respects and any assets of any such SOFB Qualified Plan that, as of the end of the plan year, are not allocated to participants’ individual accounts are pledged as security for, and may be applied to satisfy, any securities acquisition indebtedness.

(v) With respect to each SOFB Employee Plan that is a “multiple employer plan” (as defined in Section 4063 of ERISA): (A) none of SOFB or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any actual knowledge, that if SOFB or any of its Subsidiaries or any of their respective ERISA Affiliates were to experience a withdrawal or partial withdrawal from such plan it would incur withdrawal liability that would be reasonably likely to have a Material Adverse Effect on SOFB; and (B) none of SOFB or any of its Subsidiaries, nor any of their respective ERISA Affiliates, has received any notification, nor has any reason to believe, that any SOFB Employee Plan is in reorganization, has been terminated, is insolvent, or may be in reorganization, become insolvent or be terminated.

(vi) Neither SOFB nor any of its Subsidiaries has any obligations for post-retirement or post-employment benefits under any SOFB Employee Plan that cannot be amended or terminated upon 60 days’ notice or less without incurring any liability thereunder, except for coverage required by Part 6 of Title I of ERISA or Section 4980B of the IRC, or similar state laws, the cost of which is borne by the insured individuals.

(vii) All contributions required to be made with respect to any SOFB Employee Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any SOFB Employee Plan, for any period through the date hereof have been timely made or paid in full, or to the extent not required to be made or paid on or before the date hereof, have been fully reflected in the financial statements of SOFB. Each SOFB Employee Plan that is an employee welfare benefit plan under Section 3(1) of ERISA either (A) is funded through an insurance company contract and is not a “welfare benefit fund” within the meaning of Section 419 of the IRC or (B) is unfunded.

(s) Properties.

(i) A list and description of all real property owned or leased by SOFB or a Subsidiary of SOFB is set forth in SOFB’s Disclosure Letter. SOFB and each of its Subsidiaries has good and marketable title to all real property owned by it (including any property acquired in a judicial foreclosure proceeding or by way of a deed in lieu of foreclosure or similar transfer), in each case free and clear of any Liens except (i) liens for taxes not yet due and payable and (ii) such easements, restrictions and encumbrances, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. Each lease pursuant to which SOFB or any of its Subsidiaries as lessee, leases real or personal property is valid and in full force and effect and neither SOFB nor any of its Subsidiaries, nor, to SOFB’s knowledge, any other party to any such lease, is in default or in violation of any material provisions of any such lease. A complete and correct copy of each such lease is attached to SOFB’s Disclosure Letter. All real property owned or leased by SOFB or any of its Subsidiaries are in a good state of maintenance and repair (normal wear and tear excepted), conform in all material respects with all applicable ordinances, regulations and zoning laws and are considered by SOFB to be adequate for the current business of SOFB and its Subsidiaries. To the knowledge of SOFB, none of the buildings, structures or other improvements located on any real property owned or leased by SOFB or any of its Subsidiaries encroaches upon or over any adjoining parcel or real estate or any easement or right-of-way.

(ii) SOFB and each of its Subsidiaries has good and marketable title to all tangible personal property owned by it, free and clear of all Liens except such Liens, if any, as are not material in character, amount or extent, and do not materially detract from the value, or materially interfere with the present use of the properties subject thereto or affected thereby. With respect to personal property used in the business of SOFB and its Subsidiaries that is leased rather than owned, neither SOFB nor any of its Subsidiaries is in default under the terms of any such lease.

(t) Fairness Opinion. SOFB has received the opinion of Howe Barnes Hoefer & Arnett, Inc. to the effect that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to SOFB’s shareholders.

(u) Fees. Other than for financial advisory services performed for SOFB by Howe Barnes Hoefer & Arnett, Inc. pursuant to an agreement dated August 28, 2008, a true and complete copy of which is attached as an exhibit to SOFB’s Disclosure Letter, neither SOFB nor any of its Subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, and no broker or finder has acted directly or indirectly for SOFB or any of its Subsidiaries in connection with this Agreement or the transactions contemplated hereby.

(v) Environmental Matters.

(i) Each of SOFB and its Subsidiaries, the Participation Facilities, and, to the knowledge of SOFB, the Loan Properties are, and have been, in substantial compliance with all Environmental Laws.

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to the knowledge of SOFB, threatened, before any court, governmental agency or board or other forum against SOFB or any of its Subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at or on a site owned, leased or operated by SOFB or any of its Subsidiaries or any Participation Facility.

(iii) To the knowledge of SOFB, there is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened before any court, governmental agency or board or other forum relating to or against any Loan Property (or SOFB or any of its Subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material, whether or not occurring at a Loan Property.

(iv) Neither SOFB nor any of its Subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Governmental Entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law.

(v) There are no underground storage tanks at any properties owned or operated by SOFB or any of its Subsidiaries or any Participation Facility. Neither SOFB nor any of its Subsidiaries nor, to the knowledge of SOFB, any other person or entity, has closed or removed any underground storage tanks from any properties owned or operated by SOFB or any of its Subsidiaries or any Participation Facility.

(vi) During the period of (A) SOFB’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) SOFB’s or its Subsidiary’s participation in the management of any Participation Facility, there has been no release of Hazardous Materials in, on, under or affecting such properties. To the knowledge of SOFB, prior to the period of (A) SOFB’s or its Subsidiary’s ownership or operation of any of their respective current properties or (B) SOFB’s or its Subsidiary’s participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties.

(w) Loan Portfolio; Allowance for Loan Losses.

(i) With respect to each Loan owned by SOFB or its Subsidiaries in whole or in part:

(A) The note and the related security documents are each legal, valid and binding obligations of the maker or obligor thereof, enforceable against such maker or obligor in accordance with their terms;

(B) neither SOFB nor any of its Subsidiaries, nor any prior holder of a Loan, has modified the note or any of the related security documents in any material respect or satisfied, canceled or subordinated the note or any of the related security documents except as otherwise disclosed by documents in the applicable Loan file;

(C) SOFB or a Subsidiary of SOFB is the sole holder of legal and beneficial title to each Loan (or SOFB’s or its Subsidiary’s applicable participation interest, as applicable), except as otherwise referenced on the books and records of SOFB or a Subsidiary of SOFB;

(D) the original note and the related security documents are included in the Loan files, and copies of any documents in the Loan files are true and correct copies of the documents they purport to be and have not been suspended, amended, modified, canceled or otherwise changed except as otherwise disclosed by documents in the applicable Loan file; and

(E) with respect to a Loan held in the form of a participation, the participation documentation is legal, valid, binding and enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(ii) Neither the terms of any Loan, any of the documentation for any Loan, the manner in which any Loans have been administered and serviced, nor SOFB’s practices of approving or rejecting Loan applications, violate any federal, state, or local law, rule or regulation applicable thereto, including, without limitation, the Truth In Lending Act, Regulations O and Z of the Federal Reserve Board, the CRA, the Equal Credit Opportunity Act, and any state laws, rules and regulations relating to consumer protection, installment sales and usury.

(iii) The allowance for loan losses reflected in SOFB’s audited balance sheet at December 31, 2007 was, and the allowance for loan losses shown on the balance sheets in SOFB’s Reports for periods ending after such date, in the opinion of management, was or will be adequate, as of the dates thereof, under GAAP.

(x) Anti-takeover Provisions Inapplicable. SOFB and its Subsidiaries have taken all actions required to exempt Jefferson Bancshares, the Agreement, the Plan of Bank

Merger, the Merger and the Bank Merger from any provisions of an anti-takeover nature contained in their organizational documents, and the provisions of any federal or state “anti-takeover,” “fair price,” “moratorium,” “control share acquisition” or similar laws or regulations.

(y) Material Interests of Certain Persons. No current or former officer or director of SOFB, or any family member or affiliate of any such person, has any material interest, directly or indirectly, in any contract or property (real or personal), tangible or intangible, used in or pertaining to the business of SOFB or any of its Subsidiaries.

(z) Insurance. In the opinion of management, SOFB and its Subsidiaries are presently insured for amounts deemed reasonable by management against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. SOFB’s Disclosure Letter contains a list of all policies of insurance carried and owned by SOFB or any of SOFB’s Subsidiaries showing the name of the insurance company and agent, the nature of the coverage, the policy limit, the annual premiums and the expiration date. All of the insurance policies and bonds maintained by SOFB and its Subsidiaries are in full force and effect, SOFB and its Subsidiaries are not in default thereunder, all premiums and other payments due under any such policy have been paid and all material claims thereunder have been filed in due and timely fashion.

(aa) Investment Securities; Derivatives.

(i) Except for restrictions that exist for securities that are classified as “held to maturity,” none of the investment securities held by SOFB or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

(ii) Neither SOFB nor any of its Subsidiaries is a party to or has agreed to enter into an exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is a derivative contract (including various combinations thereof) or owns securities that (A) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives” or (B) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes.

(bb) Indemnification. Except as provided in the charter or bylaws of SOFB and the similar organizational documents of its Subsidiaries, neither SOFB nor any of its Subsidiaries is a party to any agreement that provides for the indemnification of any of its present or former directors, officers or employees, or other persons who serve or served as a director, officer or employee of another corporation, partnership or other enterprise at the request of SOFB and, to the knowledge of SOFB, there are no claims for which any such person would be entitled to indemnification under the charter or bylaws of SOFB or the similar organizational documents of any of its Subsidiaries, under any applicable law or regulation or under any indemnification agreement.

(cc) Corporate Documents and Records. SOFB’s Disclosure Letter includes a complete and correct copy of the charter, bylaws and similar organizational documents of SOFB and each of SOFB’s Subsidiaries, as in effect as of the date of this Agreement. Neither SOFB nor any of SOFB’s Subsidiaries is in violation of its charter, bylaws or similar organizational documents. The minute books of SOFB and each of SOFB’s Subsidiaries constitute a complete and correct record of all actions taken by their respective boards of directors (and each committee thereof) and their shareholders. SOFB and each of its Subsidiaries maintains accounting records that fairly and accurately reflect, in all material respects, its transactions, and accounting controls exist sufficient to provide reasonable assurances that such transactions are, in all material respects, (i) executed in accordance with management’s general or specific authorization and (ii) recorded as necessary to permit the preparation of financial statements in accordance with GAAP.

(dd) SOFB Information. The information regarding SOFB and its Subsidiaries: (i) to be supplied by SOFB for inclusion in any filings or approvals under applicable state securities laws or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act; or (ii) included in the Proxy Statement, and all amendments thereto, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The information supplied, or to be supplied, by SOFB for inclusion in applications to Governmental Entities to obtain all permits, consents, approvals and authorizations necessary or advisable to consummate the transactions contemplated by the Agreement shall be accurate in all material respects.

(ee) CRA, Anti-Money Laundering, OFAC and Customer Information Security. State of Franklin Savings Bank has received a rating of “Satisfactory” in its most recent examination or interim review with respect to the CRA. SOFB is not aware of, has not been advised of, and has no reason to believe that any facts or circumstances exist that would cause State of Franklin Savings Bank or any other Subsidiary of SOFB: (i) to be deemed not to be in satisfactory compliance in any material respect with the CRA, and the regulations promulgated thereunder, or to be assigned a rating for CRA purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation in any material respect of the Bank Secrecy Act, the Patriot Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance in any material respect with the applicable privacy of customer information requirements contained in any federal and sate privacy laws and regulations, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by State of Franklin Savings Bank. SOFB is not aware of any facts or circumstances that would cause it to believe that any non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner which would cause either SOFB or of its Subsidiaries to undertake any remedial action. The board of directors of State of Franklin Savings Bank (or where appropriate of any other Subsidiary of SOFB) has adopted, and

State of Franklin Savings Bank (or such other Subsidiary of SOFB) has implemented, an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that comply with Section 326 of the Patriot Act and such anti-money laundering program meets the requirements in all material respects of Section 352 of the Patriot Act and the regulations thereunder, and State of Franklin Savings Bank (or such other Subsidiary of SOFB) has complied in all material respects with any requirements to file reports and other necessary documents as required by the Patriot Act and the regulations thereunder.

(ff) Tax Treatment of the Merger. SOFB has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

3.3 Representations and Warranties of Jefferson Bancshares. Jefferson Bancshares represents and warrants to SOFB that, except as set forth in Jefferson Bancshares’ Disclosure Letter:

(a) Organization and Qualification. Jefferson Bancshares is a corporation duly organized and validly existing under the laws of the State of Tennessee and is registered with the OTS as a savings and loan holding company. Jefferson Bancshares has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it. Jefferson Bancshares is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so qualified or licensed and in good standing would not have a Material Adverse Affect on Jefferson Bancshares.

(b) Subsidiaries. Jefferson Bancshares owns of record and beneficially all the capital stock of Jefferson Federal free and clear of any Liens. Jefferson Federal is a savings bank duly organized and validly existing under the laws of the United States of America, has all requisite corporate power and authority to own, lease and operate its properties and to conduct the business currently being conducted by it and is duly qualified or licensed as a foreign corporation to transact business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it. Jefferson Federal’s deposits are insured by the FDIC to the fullest extent permitted by law. Jefferson Federal is a member in good standing of the Federal Home Loan Bank of Cincinnati. Jefferson Federal engages only in activities (and holds properties only of the types) permitted by the HOLA and the rules and regulations of the OTS promulgated thereunder.

(c) Capital Structure.

(i) The authorized capital stock of Jefferson Bancshares consists of: (A) 30,000,000 shares of Jefferson Bancshares Common Stock; and (B) 10,000,000 shares of preferred stock, par value $.01 per share.

(ii) As of August 31, 2008, (A) 6,194,932 shares of Jefferson Bancshares Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable and were issued in full compliance with all applicable laws; (B) no shares of Jefferson Bancshares preferred stock are issued and outstanding; and (C) 400,032 shares of Jefferson Bancshares Common Stock were reserved for issuance pursuant to outstanding grants or awards under Jefferson Bancshares’ stock-based benefit plans.

(iii) The shares of Jefferson Bancshares Common Stock to be issued in exchange for shares of SOFB Common Stock upon consummation of the Merger in accordance with this Agreement have been duly authorized and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable and subject to no preemptive rights.

(d) Authority. Jefferson Bancshares has all requisite corporate power and authority to enter into this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate actions on the part of the Board of Directors of Jefferson Bancshares, and no other corporate proceedings on the part of Jefferson Bancshares are necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement. This Agreement has been duly and validly executed and delivered by Jefferson Bancshares and constitutes a valid and binding obligation of Jefferson Bancshares, enforceable against Jefferson Bancshares in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, whether applied in a court of law or a court of equity.

(e) No Violations. The execution, delivery and performance of this Agreement by Jefferson Bancshares do not, and the consummation of the transactions contemplated by this Agreement will not, (i) assuming all required governmental approvals have been obtained and the applicable waiting periods have expired, violate any law, rule or regulation or any judgment, decree, order, governmental permit or license to which Jefferson Bancshares or any of its Subsidiaries (or any of their respective properties) is subject, (ii) violate the charter or bylaws of Jefferson Bancshares or the similar organizational documents of any of its Subsidiaries or (iii) constitute a breach or violation of, or a default under (or an event which, with due notice or lapse of time or both, would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Jefferson Bancshares or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Jefferson Bancshares or any of its Subsidiaries is a party, or to which any of their respective properties or assets may be subject except, in the case of (iii), for any such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect on Jefferson Bancshares.

(f) Consents and Approvals. No consents or approvals of, or filings or registrations with, any Governmental Entity or any third party are required to be made or obtained in connection with the execution and delivery by Jefferson Bancshares of this Agreement or the consummation by Jefferson Bancshares of the Merger and the other transactions contemplated by this Agreement, including the Bank Merger, except for (i) filings of applications and notices with, receipt of approvals or nonobjections from, and expiration of the related waiting period required by, federal and state banking authorities, (ii) the registration or qualification of the shares of Jefferson Bancshares Common Stock to be issued in exchange for shares of SOFB Common Stock under state securities or “blue sky” laws and (iii) the listing of the shares of Jefferson Bancshares Common Stock to be issued in exchange for shares of SOFB Common Stock on the Nasdaq Stock Market. As of the date hereof, Jefferson Bancshares knows of no reason pertaining to Jefferson Bancshares why any of the approvals referred to in this Section 3.3(f) should not be obtained without the imposition of any material condition or restriction described in Section 6.1(b).

(g) Securities Filings. Jefferson Bancshares has filed with the SEC all reports, schedules, registration statements, definitive proxy statements and other documents that it has been required to file under the Securities Act or the Exchange Act since December 31, 2004 (collectively, “Jefferson Bancshares’ Reports”). None of Jefferson Bancshares’ Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of their respective dates, all of Jefferson Bancshares’ Reports complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder. Each of the financial statements (including, in each case, any notes thereto) of Jefferson Bancshares included in Jefferson Bancshares’ Reports complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(h) Financial Statements. Jefferson Bancshares has previously made available to SOFB copies of (i) the consolidated balance sheets of Jefferson Bancshares and its Subsidiaries as of June 30, 2007 and 2006 and related consolidated statements of income, cash flows and changes in stockholders’ equity for each of the years in the three-year period ended June 30, 2007, together with the notes thereto, accompanied by the audit report of Jefferson Bancshares’ independent public auditors, as reported in Jefferson Bancshares’ Annual Report on Form 10-K for the year ended June 30, 2007 filed with the SEC and (ii) the unaudited consolidated balance sheet of Jefferson Bancshares and its Subsidiaries as of March 31, 2008 and the related consolidated statements of income, cash flows and changes in stockholders’ equity for the nine months ended March 31, 2008, as reported in Jefferson Bancshares’ Quarterly Report on Form 10-Q for the period ended March 31, 2008 filed with the SEC. Such financial statements were prepared from the books and records of Jefferson Bancshares and its Subsidiaries, fairly present the consolidated financial position of Jefferson Bancshares and its Subsidiaries in each case at and as of the dates indicated and the consolidated results of operations, retained earnings and cash flows of Jefferson Bancshares and its Subsidiaries for the periods indicated, and, except as otherwise set forth in the notes thereto, were prepared in accordance with GAAP consistently applied throughout the periods covered thereby; provided, however, that the unaudited financial statements for interim periods are subject to normal year-end adjustments (which will not be material individually or in the aggregate) and lack a statement of cash flows and footnotes to the extent permitted under applicable regulations. The books and records of Jefferson Bancshares and its Subsidiaries have been, and are being, maintained in all respects in accordance with GAAP and any other legal and accounting requirements and reflect only actual transactions.

(i) Undisclosed Liabilities. Neither Jefferson Bancshares nor any of its Subsidiaries has incurred any debt, liability or obligation of any nature whatsoever (whether accrued, contingent, absolute or otherwise and whether due or to become due) other than liabilities reflected on or reserved against in the consolidated balance sheet of Jefferson Bancshares as of March 31, 2008 as included in Jefferson Bancshares’ Quarterly Report on Form 10-Q for the period ended March 31, 2008, except for (i) liabilities incurred since March 31, 2008 in the ordinary course of business consistent with past practice that, either alone or when combined with all similar liabilities, have not had, and would not reasonably be expected to have, a Material Adverse Effect on Jefferson Bancshares and (ii) liabilities incurred for legal, accounting, financial advising fees and out-of-pocket expenses in connection with the transactions contemplated by this Agreement.

(j) Absence of Certain Changes or Events. Except as disclosed in Jefferson Bancshares’ Reports filed with the SEC prior to the date of this Agreement, since March 31, 2008, (i) Jefferson Bancshares and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of such businesses consistent with their past practices and (ii) there has not been any event or occurrence that has had, or is reasonably expected to have, a Material Adverse Effect on Jefferson Bancshares.

(k) Litigation. There are no suits, actions or legal, administrative or arbitration proceedings pending or, to the knowledge of Jefferson Bancshares, threatened against or affecting Jefferson Bancshares or any of its Subsidiaries or any property or asset of Jefferson Bancshares or any of its Subsidiaries that (i) individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Jefferson Bancshares or (ii) challenge the validity or propriety of the transactions contemplated by this Agreement. There are no judgments, decrees, injunctions, orders or rulings of any Governmental Entity or arbitrator outstanding against Jefferson Bancshares or any of its Subsidiaries that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Jefferson Bancshares.

(l) Absence of Regulatory Actions. Since December 31, 2004, neither Jefferson Bancshares nor any of its Subsidiaries has been a party to any cease and desist order, written agreement or memorandum of understanding with, or any commitment letter or similar undertaking to, or has been subject to any action, proceeding, order or directive by any Government Regulator, or has adopted any board resolutions at the request of any Government Regulator, or has been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such action, proceeding, order, directive, written agreement, memorandum of understanding, commitment letter, board resolutions or similar undertaking. There are no unresolved violations, criticisms or exceptions by any Government Regulator with respect to any report or statement relating to any examinations of Jefferson Bancshares or its Subsidiaries.

(m) Jefferson Bancshares Information. The information regarding Jefferson Bancshares and its Subsidiaries to be supplied by Jefferson Bancshares for inclusion in the Proxy Statement, any filings or approvals under applicable state securities laws, or any filing pursuant to Rule 165 or Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(n) Tax Treatment of the Merger. Jefferson Bancshares has no knowledge of any fact or circumstance relating to it that would prevent the transactions contemplated by this Agreement from qualifying as a reorganization under Section 368 of the IRC.

(o) Availability of Funds. Jefferson Bancshares has and will have available to it at the Effective Time, sources of capital sufficient to pay the aggregate Cash Consideration and to pay any other amounts payable pursuant to this Agreement and to effect the transactions contemplated hereby.

ARTICLE IV

CONDUCT PENDING THE MERGER

4.1 Forbearances by SOFB. Except as expressly contemplated or permitted by this Agreement, during the period from the date of this Agreement to the Effective Time, SOFB shall not, nor shall SOFB permit any of its Subsidiaries to, without the prior written consent of Jefferson Bancshares, which consent shall not be unreasonably withheld:

(a) conduct its business other than in the regular, ordinary and usual course consistent with past practice; fail to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees; or take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) (i) incur, modify, extend or renegotiate any indebtedness for borrowed money, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than (A) the creation of deposit liabilities in the ordinary course of business consistent with past practice and (B) overnight advances from the Federal Home Loan Bank of Cincinnati;

(ii) prepay any indebtedness or other similar arrangements so as to cause SOFB to incur any prepayment penalty thereunder;

(c) (i) adjust, split, combine or reclassify any capital stock;

(ii) make, declare or pay any dividend or any other distribution on its capital stock;

(iii) grant any stock appreciation rights or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

(iv) issue any additional shares of capital stock or any securities or obligations convertible or exercisable for any shares of its capital stock except pursuant to the exercise of stock options outstanding as of the date hereof; or

(v) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock;

(d) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets to any individual, corporation or other entity other than a Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, except in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement;

(e) except pursuant to contracts or agreements in force at the date of or permitted by this Agreement, make any equity investment, either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity;

(f) enter into, renew, amend or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $10,000 per annum and other than contracts or agreements covered by Section 4.1(g);

(g) make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except (i) in conformity with existing lending practices in amounts not to exceed an aggregate of $400,000 with respect to any individual borrower, or (ii) loans or advances as to which SOFB has a binding obligation to make such loans or advances as of the date hereof;

(h) except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of SOFB or State of Franklin Savings Bank, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

(i) (i) increase in any manner the compensation or fringe benefits of any of its employees or directors other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect, or pay any bonus, pension, retirement allowance or contribution not required by any existing plan or agreement to any such employees or directors;

(ii) become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee or director;

(iii) voluntarily accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation; or

(iv) elect to any senior executive office any person who is not a member of its senior executive officer team as of the date of this Agreement or elect to its Board of Directors any person who is not a member of its Board of Directors as of the date of this Agreement, or hire any employee with annual compensation in excess of $30,000;

(j) settle any claim, action or proceeding involving payment by it of money damages in excess of $20,000 or impose any material restriction on its operations or the operations of any of its Subsidiaries;

(k) amend its charter or bylaws, or similar governing documents;

(l) restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or in the manner in which the portfolio is classified;

(m) make any investment in any debt security, including mortgage-backed and mortgage-related securities, other than U.S. government securities with final maturities not greater than one year;

(n) make any capital expenditures other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

(o) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(p) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(q) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(r) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(s) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 4.1.

Any request by SOFB or response thereto by Jefferson Bancshares shall be made in accordance with the notice provisions of Section 8.7 and shall note that it is a request pursuant to this Section 4.1.

4.2 Forbearances by Jefferson Bancshares. Except as expressly contemplated or permitted by this Agreement, and except to the extent required by law or regulation or any Governmental Entity, during the period from the date of this Agreement to the Effective Time, Jefferson Bancshares shall not, nor shall Jefferson Bancshares permit any of its Subsidiaries to, without the prior written consent of SOFB, which shall not unreasonably be withheld:

(a) take any action that would adversely affect or delay its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby;

(b) take any action that is intended to or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement;

(c) knowingly take action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(d) agree to take, make any commitment to take, or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by this Section 4.2.

ARTICLE V

COVENANTS

5.1 Acquisition Proposals.

(a) Except as permitted by this Agreement, SOFB shall not, and shall not authorize or permit any of its Subsidiaries or any of its Subsidiaries’ officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by SOFB or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage (including by way of furnishing non-public information), or take any other action to facilitate, any inquiries, discussions or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (ii) participate in any discussions or negotiations, or otherwise communicate in any way with any person (other than Jefferson Bancshares), regarding an Acquisition Proposal or (iii) enter into or consummate any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the transactions contemplated hereby. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any officer, director or employee of SOFB or any of the Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by SOFB or any of its Subsidiaries shall be deemed to be a breach of this Section 5.1 by SOFB. Notwithstanding the foregoing, SOFB may, in response to a Superior Proposal that has not been withdrawn and that did not otherwise result from a breach of this Section 5.1, (x) furnish non-public information with respect to SOFB to the person who made such Superior Proposal pursuant to a confidentiality agreement on terms no more favorable to such person than the confidentiality agreement between SOFB and Jefferson Bancshares dated August 23, 2008 and (y) participate in discussions or negotiations with such person regarding such Superior Proposal, if and so long as SOFB’s Board of Directors determines in good faith, after consultation with and based upon the advice of its outside legal counsel, that failing to take such action would constitute a breach of its fiduciary duties under applicable law.

(b) SOFB will notify Jefferson Bancshares immediately orally (within one day) and in writing (within three days) of receipt of any Acquisition Proposal, any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to or that could reasonably be expected to lead to an Acquisition Proposal, including, in each case, the identity of the person making such Acquisition Proposal, request or inquiry and the terms and conditions thereof, and shall provide to Jefferson Bancshares any written materials received by SOFB or any of its Subsidiaries in connection therewith. SOFB will keep Jefferson Bancshares informed of any developments with respect to any such Acquisition Proposal, request or inquiry immediately upon the occurrence thereof.

(c) SOFB will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted prior to the date of this Agreement with respect to any of the foregoing. SOFB will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence of Section 5.1(a) of the obligations undertaken in this Section 5.1. SOFB will promptly request each person (other than Jefferson Bancshares) that has executed a confidentiality agreement in the 12 months prior to the date hereof in connection with its consideration of a business combination with SOFB or any of its Subsidiaries to return or destroy all confidential information previously furnished to such person by or on behalf of SOFB or any of its Subsidiaries. SOFB shall not release any third party from, or waive any provisions of, any confidentiality agreements or standstill agreement to which it or any of its Subsidiaries is a party.

5.2 Advice of Changes. Prior to the Closing, each party shall promptly advise the other party orally and in writing to the extent that it has knowledge of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect or (ii) the failure by it to comply in any material respect with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.3 Access and Information.

(a) Upon reasonable notice, SOFB shall (and shall cause SOFB’s Subsidiaries to) afford Jefferson Bancshares and its representatives (including, without limitation, directors, officers and employees of Jefferson Bancshares and its affiliates and counsel, accountants and other professionals retained by Jefferson Bancshares) such reasonable access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), contracts, properties, personnel and to such other information relating to SOFB and SOFB’s Subsidiaries as Jefferson Bancshares may reasonably request; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made by SOFB in this Agreement.

(b) From the date hereof until the Effective Time, SOFB shall, and shall cause SOFB’s Subsidiaries to, promptly provide Jefferson Bancshares with (i) a copy of each report filed with federal or state banking regulators, (ii) a copy of each periodic report to its senior management and all materials relating to its business or operations furnished to its Board of Directors, (iii) a copy of each press release made available to the public and (iv) all other information concerning its business, properties and personnel as Jefferson Bancshares may reasonably request. Notwithstanding the foregoing, neither SOFB nor its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate the rights of such entity’s customers, jeopardize the attorney-client privilege of the entity in possession or control of such information, or contravene any law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the previous sentence apply.

(c) Jefferson Bancshares will not, and will cause its representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of applicable law, Jefferson Bancshares will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.3 unless such information (i) was already known to Jefferson Bancshares or an affiliate of Jefferson Bancshares, other than pursuant to a confidentiality agreement or other confidential relationship, (ii) becomes available to Jefferson Bancshares or an affiliate of Jefferson Bancshares from other sources not known by such party to be bound by a confidentiality agreement or other obligation of secrecy, (iii) is disclosed with the prior written approval of SOFB or (iv) is or becomes readily ascertainable from published information or trade sources.

(d) SOFB shall give notice, and shall cause State of Franklin Savings Bank to give notice, to a designee of Jefferson Bancshares, and shall invite such person to attend all regular and special meetings of the Board of Directors of SOFB and State of Franklin Savings Bank and all regular and special meetings of any senior management committee (including but not limited to the executive committee and the loan and discount committee of State of Franklin

Savings Bank) of SOFB or State of Franklin Savings Bank. Such designees shall have no right to vote and shall not attend sessions of board and committees during which there is being discussed (i) matters involving this Agreement, (ii) information or material that SOFB or State of Franklin Savings Bank is required or obligated to maintain as confidential under applicable laws or regulations or policies or procedures of SOFB or State of Franklin Savings Bank, or (iii) pending or threatened litigation or investigations if, in the opinion of counsel to SOFB, the presence of such designees would or might adversely affect the confidential nature of or any privilege relating to the matters being discussed.

5.4 Applications; Consents.

(a) The parties hereto shall cooperate with each other and shall use their reasonable best efforts to prepare and file as soon as practicable after the date hereof all necessary applications, notices and filings to obtain all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement. SOFB and Jefferson Bancshares shall furnish each other with all information concerning themselves, their respective subsidiaries, and their and their respective subsidiaries’ directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any application, notice or filing made by or on behalf of Jefferson Bancshares, SOFB or any of their respective subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger. Jefferson Bancshares and SOFB shall have the right to review in advance, and to the extent practicable each will consult with the other on, all the information relating to Jefferson Bancshares and SOFB, as the case may be, and any of their respective subsidiaries, that appears in any filing made with, or written materials submitted to, any Governmental Entity pursuant to this Section 5.4(a).

(b) As soon as practicable after the date hereof, each of the parties hereto shall, and they shall cause their respective subsidiaries to, use its best efforts to obtain any consent, authorization or approval of any third party that is required to be obtained in connection with the transactions contemplated by this Agreement and the Plan of Bank Merger.

(c) Jefferson Bancshares shall take any action required to be taken under any applicable state securities laws in connection with the Merger and each of SOFB and Jefferson Bancshares shall furnish all information concerning it and the holders of SOFB Common Stock as may be reasonably requested in connection with any such action.

(d) Prior to the Effective Time, Jefferson Bancshares shall notify The Nasdaq Stock Market of the additional shares of Jefferson Bancshares Common Stock to be issued by Jefferson Bancshares in exchange for the shares of SOFB Common Stock.

5.5 Antitakeover Provisions. SOFB and its Subsidiaries shall take all steps required by any relevant federal or state law or regulation or under any relevant agreement or other document to exempt or continue to exempt Jefferson Bancshares, Jefferson Federal, the Agreement, the Plan of Bank Merger and the Merger from any provisions of an antitakeover nature in SOFB’s or its Subsidiaries’ articles of incorporation and bylaws, or similar organizational documents, and the provisions of any federal or state antitakeover laws.

5.6 Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement as expeditiously as possible, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

5.7 Publicity. The initial press release announcing this Agreement shall be a joint press release and thereafter SOFB and Jefferson Bancshares shall consult with each other prior to issuing any press releases or otherwise making public statements (including any written communications to shareholders) with respect to the Merger and any other transaction contemplated hereby and in making any filings with any Governmental Entity; provided, however, that nothing in this Section 5.7 shall be deemed to prohibit any party from making any disclosure which its counsel deems necessary in order to satisfy such party’s disclosure obligations imposed by law.

5.8 Shareholder Meeting. SOFB will submit to its shareholders this Agreement and any other matters required to be approved or adopted by shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, SOFB will take, in accordance with applicable law and its charter and bylaws, all action necessary to call, give notice of, convene and hold a meeting of its shareholders (the “Shareholder Meeting”) as promptly as practicable for the purpose of considering and voting on approval and adoption of this Agreement and the transactions provided for in this Agreement. SOFB’s Board of Directors will use all reasonable best efforts to obtain from SOFB’s shareholders a vote approving this Agreement. Except as provided in this Agreement, (i) SOFB’s Board of Directors shall recommend to SOFB’s shareholders approval of this Agreement, (ii) the Proxy Statement shall include a statement to the effect that SOFB’s Board of Directors has recommended that SOFB’s shareholders vote in favor of the approval of this Agreement and (iii) neither SOFB’s Board of Directors nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, the recommendation of SOFB’s Board of Directors that SOFB’s shareholders vote in favor of approval of this Agreement or make any statement in connection with the Shareholder Meeting inconsistent with such recommendation (collectively, a “Change in Recommendation”). Notwithstanding the foregoing, if (x) SOFB has complied in all material respects with its obligations under Section 5.1, (y) SOFB (1) has received an unsolicited bona fide written Acquisition Proposal from a third party that SOFB’s Board of Directors concludes in good faith constitutes a Superior Proposal after giving effect to all of the adjustments that may be offered by Jefferson Bancshares pursuant to clause (3) below, (2) has notified Jefferson Bancshares, at least five business days in advance, of it is intention to effect a Change in Recommendation, specifying the material terms and conditions of any such Superior

Proposal and furnishing to Jefferson Bancshares a copy of the relevant proposed transaction documents, if such exist, with the person making such Superior Proposal and (3) during the period of not less than five business days following SOFB’s delivery of the notice referred to in clause (2) above and prior to effecting such Change in Recommendation, has negotiated, and has used reasonable best efforts to cause its financial and legal advisors to negotiate, with Jefferson Bancshares in good faith (to the extent that Jefferson Bancshares desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal and (z) SOFB’s Board of Directors, after consultation with and based on the advice of counsel, determines in good faith that it would result in a violation of its fiduciary duties under applicable law to recommend this Agreement, then in submitting the Agreement to shareholders at the Shareholder Meeting it may submit the Agreement without recommendation, or following submission of the Agreement to shareholders it may withdraw, amend or modify its recommendation, in which case the Board of Directors may communicate the basis for its lack of a recommendation, or the withdrawal, amendment or modification of its recommendation, to the shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law.

5.9 Proxy Statement

(a) SOFB shall prepare a proxy statement and related materials relating to the matters to be submitted to the SOFB shareholders at the Shareholder Meeting (such proxy statement and related materials and any amendments or supplements thereto, the “Proxy Statement”). Upon request, Jefferson Bancshares will furnish to SOFB the information required to be included in the Proxy Statement with respect to its business and affairs and shall have the right to review and consult with SOFB and approve the form of, and any characterizations of such information included in, the Proxy Statement before its being mailed to shareholders. SOFB shall provide Jefferson Bancshares and its counsel at least three (3) calendar days for review and comment on the Proxy Statement before its being mailed to shareholders. If at any time before the Shareholder Meeting any information relating to Jefferson Bancshares or SOFB, or any of their respective affiliates, officers or directors, should be discovered by Jefferson Bancshares or SOFB, which should be set forth in an amendment or supplement to the Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be promptly disseminated to the shareholders of SOFB.

5.10 Notification of Certain Matters.

(a) Each party shall give prompt notice to the other of: (i) any event or notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date of this Agreement and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of operations of each party and its Subsidiaries taken as a whole to which each party or any Subsidiary is a party or is subject; and (ii) any event, condition, change or occurrence which individually or in the aggregate has, or which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in a Material Adverse Effect. Each of SOFB and Jefferson Bancshares shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with any of the transactions contemplated by this Agreement.

(b) SOFB shall, from the date hereof through the Effective Time, keep Jefferson Bancshares advised with respect to any and all regulatory matters or proceedings affecting SOFB or State of Franklin Savings Bank and shall promptly forward to Jefferson Bancshares copies of all correspondence, notices, orders, memoranda or other written material received from any Governmental Entity (to the extent not prohibited by law) and shall provide Jefferson Bancshares full access to its regulatory files to the extent not prohibited by law.

5.11 Employee Benefit Matters.

(a) All persons who are employees of SOFB or State of Franklin Savings Bank immediately prior to the Effective Time and whose employment is not specifically terminated at or prior to the Effective Time (a “Continuing Employee”) shall, at the Effective Time, become employees of Jefferson Bancshares or Jefferson Federal; provided, however, that in no event shall any of State of Franklin Savings Bank’s employees be officers of Jefferson Federal, or have or exercise any power or duty conferred upon such an officer, unless and until duly elected or appointed to such position in accordance with the bylaws of Jefferson Federal. All of the Continuing Employees shall be employed at the will of Jefferson Federal and no contractual right to employment shall inure to such employees because of this Agreement.

(b) Each Continuing Employee shall be treated as a new employee of Jefferson Bancshares for purposes of Jefferson Federal’s 401(k) plan and employee stock ownership plan. Continuing Employees who become participants in a Jefferson Federal or Jefferson Bancshares compensation and benefit plan shall, for purposes of determining eligibility for and for any applicable vesting periods of such employee benefits only (and not for benefit accrual purposes except for vacation or as otherwise specifically set forth herein) be given credit for meeting eligibility and vesting requirements in such plans for service as an employee of SOFB or any Subsidiary or any predecessor thereto prior to the Effective Time. This Agreement shall not be construed to limit the ability of Jefferson Federal or Jefferson Bancshares to terminate the employment of any employee or to review employee benefits programs from time to time and to make such changes as they deem appropriate. As of the Effective Time, Jefferson Bancshares shall make available employer-provided health and other employee welfare benefit plans to each Continuing Employee on the same basis as it provides such coverage to Jefferson Bancshares employees except that any pre-existing condition, eligibility waiting period or other limitations or exclusions otherwise applicable under such plans to new employees shall not apply to a Continuing Employee or their covered dependents who were covered under a similar SOFB plan at the Effective Time of the Merger.

(c) SOFB shall take all necessary action to cause the ESOP to be terminated immediately prior to the Effective Time. Subject to the terms of the ESOP and applicable law: (i) the Merger Consideration received by the ESOP trustee in connection with the Merger with respect to the unallocated shares of SOFB Common Stock shall first be applied by the ESOP trustee to the full repayment of the ESOP loan; (ii) the balance of the unallocated shares of SOFB Common Stock (or the Merger Consideration for which they are exchanged) shall be allocated as earnings to the accounts of all active participants in the ESOP, in accordance with the ESOP’s terms and conditions in effect as of the date of this Agreement, to the maximum extent permitted under the Code and applicable law; (iii) the accounts of all participants and beneficiaries in the ESOP immediately prior to the Effective Time shall become fully vested as of the Effective Time; (iv) as soon as practicable after the Effective Time, Jefferson Bancshares shall file or cause to be filed all necessary documents with the Internal Revenue Service for a determination letter for termination of the ESOP as of the Effective Time; and (v) as soon as practicable after the later of the Effective Time or the receipt of a favorable determination letter for termination from the Internal Revenue Service, the account balances in the ESOP shall be: (x) distributed to participants and beneficiaries; or (y) transferred to an eligible individual retirement account; or (z) in the case of Continuing Employees, transferred to Jefferson Bancshares’s Section 401(k) Plan, as a participant or beneficiary may direct. Prior to the Effective Time, no prepayments shall be made on the ESOP loan and contributions to the ESOP and payments on the ESOP loan may be made consistent with past practices on the regularly scheduled payment dates.

(d) All employees of SOFB and its Subsidiaries who are terminated at or prior to the Effective Time or who are terminated within one year following the Closing Date (other than for Cause) shall receive a severance payment equal to two weeks of base compensation for each year of service, up to a maximum of 26 weeks of base compensation. Voluntary termination following a reduction in base compensation based on a change in position shall be deemed a termination event that would entitle an employee to the severance payment as contemplated by this subsection. “Cause” shall mean a good faith finding by Jefferson Bancshares of:

(i) a conviction of the employee of, or a plea of guilty or nolo contendere by the employee to, any felony;

(ii) a material violation by the employee of federal or state laws or any other laws involving moral turpitude, as determined by a court or other governmental body of competent jurisdiction;

(iii) willful misconduct or gross negligence by the employee;

(iv) a material violation by the employee of any Jefferson Bancshares policy or procedure, as currently existing or as may be implemented in the future and provided to the employee; or

(vi) fraud, embezzlement, theft or material dishonesty by the employee against Jefferson Banchares or any customer or vendor thereof.

(e) With respect to the amounts accrued by SOFB for the payment of bonuses to employees of SOFB and its Subsidiaries, on the Closing Date, SOFB shall distribute bonuses to eligible employees of SOFB and its Subsidiaries (excluding Charles E. Allen, Jr.) who are employees of SOFB as of the Closing Date pro-rated through June 30, 2008. Jefferson Bancshares agrees to maintain the bonus plan of SOFB in existence as of the date hereof through December 31, 2008.

5.12 Indemnification.

(a) From and after the Effective Time through the sixth anniversary of the Effective Time, Jefferson Bancshares agrees to indemnify and hold harmless each present and former director and officer of SOFB and its Subsidiaries and each officer or employee of SOFB and its Subsidiaries that is serving or has served as a director or officer of another entity expressly at SOFB’s request or direction (each, an “Indemnified Party”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, amounts paid in settlement, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, as they are from time to time incurred, in each case to the fullest extent such person would have been indemnified or have the right to advancement of expenses pursuant to SOFB’s charter and bylaws as in effect on the date of this Agreement but only to the extent that such indemnification is covered by the insurance described in Section 5.12(c).

(b) Any Indemnified Party wishing to claim indemnification under Section 5.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Jefferson Bancshares thereof, but the failure to so notify shall not relieve Jefferson Bancshares of any liability it may have hereunder to such Indemnified Party if such failure does not materially and substantially prejudice Jefferson Bancshares.

(c) Jefferson Bancshares shall use its reasonable best efforts to maintain SOFB’s existing directors’ and officers’ liability insurance policy (or provide a policy providing comparable coverage and amounts on terms no less favorable to the persons currently covered by SOFB’s existing policy, including Jefferson Bancshares’ existing policy if it meets the foregoing standard) covering persons who are currently covered by such insurance for a period of six years after the Effective Time; provided, however, that in no event shall Jefferson Bancshares be obligated to expend, in order to maintain or provide insurance coverage pursuant to this Section 5.12(c), an amount per annum in excess of 200% of the amount of the annual premiums paid by SOFB as of the date hereof for such insurance (“Maximum Insurance Amount”); provided further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Insurance Amount, Jefferson Bancshares shall obtain the most advantageous coverage obtainable for an annual premium equal to the Maximum Insurance Amount.

(d) In the event Jefferson Bancshares or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Jefferson Bancshares assume the obligations set forth in this Section 5.12.

(e) The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her representatives.

5.13 Advisory Board. Jefferson Bancshares shall establish an advisory board for the purpose of advising Jefferson Bancshares on its operations in the area served by State of Franklin Savings Bank’s offices and generating additional business contacts for Jefferson Bancshares in such area. Each director of SOFB as of the Effective Time shall be invited to serve on the advisory board. Each advisory director, other than any advisory director who also serves on the Board of Directors of Jefferson Bancshares, shall be paid such amount per meeting attended as may be determined from time to time by Jefferson Bancshares. Jefferson Bancshares may disband such advisory board at any time in its sole discretion.

5.14 Pending Private Placement. Immediately following the date hereof, SOFB shall terminate any pending private placement of securities by it or any of its Subsidiaries without consummating any portion thereof and shall return any funds held in escrow.

5.15 Trust Preferred Securities. SOFB shall take all actions that are necessary or that are otherwise reasonably requested by Jefferson Bancshares to cause, as of the Effective Time, Jefferson Bancshares to be the successor to, or to assume the obligations of, SOFB under and pursuant to (i) the Amended and Restated Declaration of Trust of State of Franklin Statutory Trust II, dated as of December 13, 2006, (ii) the Indenture between SOFB and Wilmington Trust Company, as Trustee, dated as of December 13, 2006 and (iii) the Guarantee Agreement between SOFB and Wilmington Trust Company, as Guarantee Trustee, dated as of December 13, 2006, and to ensure that the subordinated debentures issued pursuant to such Indenture remain outstanding and the preferred securities issued pursuant to such Trust Agreement remain outstanding. The actions referred to in the preceding sentence include, but are not limited to (i) the issuance by the appropriate officers of SOFB or its Subsidiaries and/or the administrators of the State of Franklin Statutory Trust II of certificates necessary to effect such assumption by Jefferson Bancshares, and (ii) the receipt by the Trustee of such written opinions from counsel to SOFB as may be required pursuant to the Indenture.

ARTICLE VI

CONDITIONS TO CONSUMMATION

6.1 Conditions to Each Party’s Obligations. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the following conditions:

(a) Shareholder Approval. This Agreement shall have been approved by the requisite vote of SOFB’s shareholders in accordance with applicable laws and regulations.

(b) Regulatory Approvals. All approvals, consents or waivers of any Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, and all statutory waiting periods shall have expired and all outstanding supervisory agreements, orders or directives to which SOFB or State of Franklin Savings Bank is subject shall be terminated as of the Effective Time; provided, however, that none of such approvals, consents or waivers shall contain any condition or requirement that would so materially and adversely impact the economic or business benefits to Jefferson Bancshares of the transactions contemplated hereby that, had such condition or requirement been known, Jefferson Bancshares would not, in its reasonable judgment, have entered into this Agreement.

(c) No Injunctions or Restraints; Illegality. No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits the consummation of the Merger or the Bank Merger and no Governmental Entity shall have instituted any proceeding for the purpose of enjoining or prohibiting the consummation of the Merger or the Bank Merger or any transactions contemplated by this Agreement. No statute, rule or regulation shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

(d) Third Party Consents. Jefferson Bancshares and SOFB shall have obtained the consent or approval of each person (other than the governmental approvals or consents referred to in Section 6.1(b)) whose consent or approval shall be required to consummate the transactions contemplated by this Agreement, except those for which failure to obtain such consents and approvals would not, individually or in the aggregate, have a Material Adverse Effect on Jefferson Bancshares (after giving effect to the consummation of the transactions contemplated hereby).

(e) Tax Opinions. Jefferson Bancshares and SOFB shall have received opinions of Kilpatrick Stockton LLP and Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, respectively, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, and reasonably satisfactory to SOFB and Jefferson Bancshares, as the case may be, substantially to the effect that on the basis of the facts, representations and assumptions set forth in such opinions which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the IRC and (ii) Jefferson Bancshares and SOFB will each be a party to that reorganization within the meaning of Section 368(b) of the IRC. Such opinions may be based on, in addition to the review of such matters of fact and law as counsel considers appropriate, representations contained in certificates of officers of Jefferson Bancshares, SOFB and others.

(f) Blue Sky Laws. Jefferson Bancshares shall have received all required approvals by state securities or “blue sky” authorities with respect to the transactions contemplated by this Agreement.

(g) Nasdaq Listing. To the extent required, the shares of Jefferson Bancshares Common Stock issuable pursuant to the Merger shall have been approved for listing on the Nasdaq Global Market, subject to official notice of issuance.

6.2 Conditions to the Obligations of Jefferson Bancshares. The obligations of Jefferson Bancshares to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by Jefferson Bancshares:

(a) SOFB’s Representations and Warranties. Each of the representations and warranties of SOFB contained in this Agreement and in any certificate or other writing delivered by SOFB pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of SOFB’s Obligations. SOFB shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. Jefferson Bancshares shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of SOFB to the effect that the conditions set forth in Sections 6.2(a) and (b) have been satisfied.

(d) No Litigation. There shall not be any suit, claim, action or proceeding pending or overtly threatened against Jefferson Bancshares or SOFB or any of their respective officers or directors or affiliates which shall reasonably be considered by Jefferson Bancshares to be materially burdensome in relation to the proposed Merger, or which Jefferson Bancshares reasonably believes would have a Material Adverse Effect on Jefferson Bancshares after giving effect to the Merger.

(e) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect with respect to SOFB.

(f) Option Assumption Agreements. Jefferson Bancshares shall have received an agreement from each holder of an SOFB Option that is a non-qualified option as to the matters specified in Section 2.11(b).

(g) Indemnification Agreement. Jefferson Bancshares shall have received an agreement from each director and executive officer of SOFB in the form of Exhibit B.

6.3 Conditions to the Obligations of SOFB. The obligations of SOFB to effect the Merger shall be further subject to the satisfaction of the following additional conditions, any one or more of which may be waived by SOFB:

(a) Jefferson Bancshares’ Representations and Warranties. Each of the representations and warranties of Jefferson Bancshares contained in this Agreement and in any certificate or other writing delivered by Jefferson Bancshares pursuant hereto shall be true and correct in all material respects at and as of the Closing Date as though made at and as of the Closing Date, except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date.

(b) Performance of Jefferson Bancshares’ Obligations. Jefferson Bancshares shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. SOFB shall have received a certificate signed by the chief executive officer and the chief financial or principal accounting officer of Jefferson Bancshares to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party, either before or after any requisite shareholder approval:

(a) by the mutual written consent of Jefferson Bancshares and SOFB; or

(b) by either Jefferson Bancshares or SOFB, in the event of the failure of SOFB’s shareholders to approve the Agreement at the Shareholder Meeting; provided, however, that SOFB shall only be entitled to terminate the Agreement pursuant to this clause if it has complied in all material respects with its obligations under Section 5.8; or

(c) by either Jefferson Bancshares or SOFB, if either (i) any approval, consent or waiver of a Governmental Entity required to permit consummation of the transactions contemplated by this Agreement shall have been denied or (ii) any Governmental Entity of competent jurisdiction shall have issued a final, unappealable order enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement; or

(d) by either Jefferson Bancshares or SOFB, in the event that the Merger is not consummated by December 31, 2008, unless the failure to so consummate by such time is due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein; provided that Jefferson Bancshares may elect to extend such termination date for an additional three-month period in the event the condition in Section 6.1(b) has not been satisfied by December 31, 2008; it being understood that the Board of Directors of either Jefferson Bancshares or SOFB may terminate this Agreement if the Closing has not occurred by March 31, 2009; or

(e) by either Jefferson Bancshares or SOFB (provided that the party seeking termination is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a breach of any covenant or agreement on the part of the other party set forth in this Agreement, or if any representation or warranty of the other party shall have become untrue, in either case such that the conditions set forth in Sections 6.2(a) and (b) or Sections 6.3(a) and (b), as the case may be, would not be satisfied and such breach or untrue representation or warranty has not been or cannot be cured within thirty (30) days following written notice to the party committing such breach or making such untrue representations or warranty; or

(f) by Jefferson Bancshares, (i) if SOFB shall have materially breached its obligations under Section 5.1 or Section 5.8 or (ii) if the SOFB’s Board of Directors does not publicly recommend in the Proxy Statement that shareholders approve and adopt this Agreement or if, after recommending in the Proxy Statement that shareholders approve and adopt this Agreement, the Board of Directors of SOFB withdraws, qualifies or revises such recommendation or takes any action in any respect materially adverse to Jefferson Bancshares; or

(g) by Jefferson Bancshares if:

(i) the SOFB or State of Franklin Savings Bank (x) pursuant to or within the meaning of any Bankruptcy Law: (A) commences a voluntary case; (B) consents to the entry of an order for relief against it in an involuntary case; (C) consents to the appointment of a Custodian of it; or (D) makes a general assignment for the benefit of its creditors;

(ii) a court of competent jurisdiction enters an order, judgment, writ, decree, decision under any Bankruptcy Law that: (A) is for relief against SOFB or any Subsidiary of SOFB in an involuntary case; (B) appoints a Custodian of SOFB or any Subsidiary of SOFB; or (C) orders the winding up or liquidation of SOFB or any Subsidiary of SOFB and the order, decree or relief remains unstayed and in effect for 60 days; or

(iii) (A) the FRB or the FDIC (or other competent Governmental Entity having regulatory authority over the SOFB and/or State of Franklin Savings Bank) appoints,

under any applicable federal, state or local banking law or Bankruptcy Law, a Custodian for SOFB and/or State of Franklin Savings Bank or for all or substantially all of the assets of State of Franklin Savings Bank, or (B) SOFB or State of Franklin Savings Bank files with the FRB or the FDIC (or other competent Governmental Entity having regulatory authority over SOFB and/or State of Franklin Savings Bank) a notice of voluntary liquidation or other similar action under any applicable federal, state or local banking law, Bankruptcy Law or other similar law.

7.2 Termination Fee.

(a) SOFB shall pay to Jefferson Bancshares a fee of $543,000 (the “Fee”) if this Agreement is terminated as follows:

(i) if this Agreement is terminated by Jefferson Bancshares pursuant to Section 7.1(f), then SOFB shall pay the Fee on the second business day following such termination; and

(ii) if this Agreement is terminated by (A) either party pursuant to Section 7.1(b) or (B) by Jefferson Bancshares pursuant to Section 7.1(e) because of SOFB’s willful breach of any representation, warranty, covenant or agreement under this Agreement, and in any such case an Acquisition Proposal with respect to SOFB shall have been publicly announced or otherwise communicated or made known to SOFB’s Board of Directors (or any person shall have publicly announced, communicated or made known an intention to make an Acquisition Proposal) at any time after the date of this Agreement and on or prior to the date of the Shareholders Meeting, in the case of clause (A), or the date of termination, in the case of clause (B), then SOFB shall pay (x) one third of the Fee to Jefferson Bancshares on the second business day following such termination and (y) if within 12 months after such termination SOFB enters into a definitive agreement with respect to, or consummates, an Acquisition Proposal, then SOFB shall pay the remainder of the Fee on the date of such execution or consummation.

(b) Any amount that becomes payable pursuant to Section 7.2(a) shall be paid by wire transfer of immediately available funds to an account designated by Jefferson Bancshares in writing to SOFB.

(c) SOFB acknowledges that the agreement contained in Section 7.2(a) is an integral part of the transactions contemplated by this Agreement, that without such agreement by SOFB, Jefferson Bancshares would not have entered into this Agreement and that such amounts do not constitute a penalty. If SOFB fails to pay the amounts due under Section 7.2(a) with the time periods specified, SOFB shall pay the costs and expenses (including reasonable legal fees and expenses) incurred by Jefferson Bancshares in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the prime lending rate prevailing during such period as published in The Wall Street Journal, calculated on a daily basis from the date such amounts were required to be paid until the date of actual payment.

(d) Notwithstanding anything to the contrary contained herein, SOFB shall be obligated, subject to the terms of this Section 7.2, to pay only one Fee.

7.3 Effect of Termination. In the event of termination of this Agreement by either Jefferson Bancshares or SOFB as provided in Section 7.1, this Agreement shall forthwith become void and, subject to Section 7.2, have no effect, and there shall be no liability on the part of any party hereto or their respective officers and directors, except that (i) Sections 5.3(c), 7.2 and 8.6, shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

ARTICLE VIII

CERTAIN OTHER MATTERS

8.1 Interpretation. When a reference is made in this Agreement to Sections or Exhibits such reference shall be to a Section of, or Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Any reference to gender in this Agreement shall be deemed to include any other gender.

8.2 Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including Section 5.12 of this Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Agreement and shall not survive the Effective Time.

8.3 Waiver; Amendment. Prior to the Effective Time, any provision of this Agreement may be: (i) waived in writing by the party benefited by the provision or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto except that, after the vote by the shareholders of SOFB, no amendment or modification may be made that would reduce the amount or alter or change the kind of consideration to be received by holders of SOFB Common Stock or that would contravene any provision of the TBCA, or the federal banking laws, rules and regulations.

8.4 Counterparts. This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

8.5 Governing Law. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of Tennessee, without regard to conflicts of laws principles (except to the extent that mandatory provisions of federal law are applicable).

8.6 Expenses. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

8.7 Notices. All notices, requests, acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, overnight courier or facsimile transmission to such party at its address or facsimile number set forth below or such other address or facsimile transmission as such party may specify by notice (in accordance with this provision) to the other party hereto.

If to Jefferson Bancshares, to:

Anderson L. Smith

President and Chief Executive Officer

120 Evans Avenue

Morristown, Tennessee 37814

Facsimile: (423) 581-5134

With copies to:

Kilpatrick Stockton LLP

607 14th Street, NW

Suite 900

Washington, DC 20005

Facsimile: (202) 204-5600

Attention: Aaron M. Kaslow, Esq.

If to SOFB, to:

Charles E. Allen, Jr.

Chairman and Chief Executive Officer

1907 North Roan Street

Johnson City, Tennessee 37601

Facsimile:

With copies to:

Baker, Donelson, Bearman, Caldwell & Berkowitz, PC

100 Med Tech Parkway

Suite 200

Johnson City, Tennessee 37604

Facsimile: (423) 979-7623

Attention: Linda M. Crouch-McCreadie, Esq.

8.8 Entire Agreement; etc. This Agreement, together with the Exhibits and the Disclosure Letters, represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except for Section 5.12, which confers rights on the parties described therein, nothing in this Agreement is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

8.9 Successors and Assigns; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the written consent of the other party.

8.10 Specific Performance. Each of the parties hereto acknowledges that the other party would be irreparably damaged and would not have an adequate remedy at law for money damages in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to temporary or permanent injunction or injunctions to prevent breaches of such performance and to enforce specifically the terms and provisions of this Agreement in addition to any other remedy to which they may be entitled, at law or in equity.

[Signature page follows]

In Witness Whereof, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

Jefferson Bancshares, Inc.

By:	/s/Anderson L. Smith
Anderson L. Smith
President and Chief Executive Officer

State of Franklin Bancshares, Inc.

By:	/s/ Charles E. Allen Jr.
Charles E. Allen, Jr.
Chairman and Chief Executive Officer

EXHIBIT A

PLAN OF MERGER

of

STATE OF FRANKLIN SAVINGS BANK

with and into

JEFFERSON FEDERAL BANK

THIS PLAN OF MERGER (the “Plan of Merger”) is entered into as of the      day of September, 2008 by and between STATE OF FRANKLIN SAVINGS BANK, a stock savings bank chartered and existing under the laws of the State of Tennessee with its principal office at 1907 North Roan Street, Johnson City, Tennessee 37601, and JEFFERSON FEDERAL BANK, a stock savings bank chartered and existing under the laws of the United States of America with its principal office at 120 Evans Avenue, Morristown, Tennessee 37814.

WHEREAS, this Plan of Merger is being entered into pursuant to the Agreement and Plan of Merger dated as of September     , 2008 (the “Merger Agreement”) by and between Jefferson Bancshares, Inc. and State of Franklin Bancshares, Inc., pursuant to which State of Franklin Bancshares, Inc. will merge with and into Jefferson Bancshares, Inc.; and

WHEREAS, this Plan of Merger has been approved by the required vote of the directors of each of Jefferson Federal Bank and State of Franklin Savings Bank.

NOW, THEREFORE, in consideration of the covenants and agreements of the parties contained herein, the parties hereto make, adopt and approve this Plan of Merger in order to set forth the terms and conditions for the merger of State of Franklin Savings Bank with and into Jefferson Federal Bank (the “Merger”).

1.	Effective Time of the Merger. The Merger shall not be effective unless and until the Merger receives any necessary approvals from the Office of Thrift Supervision pursuant to 12 C.F.R. § 563.22 or such other later time specified on the Articles of Combination filed with the Office of Thrift Supervision (the “Effective Time”).

2.	Constituent Institutions. The name of each constituent institution to the Merger is JEFFERSON FEDERAL BANK and STATE OF FRANKLIN SAVINGS BANK.

3.	Name of the Resulting Institution. The resulting institution in the Merger shall be JEFFERSON FEDERAL BANK (Jefferson Federal Bank is sometimes referred to herein as “Resulting Institution”).

4.	Location of Home Office and Other Offices of Resulting Institution. The location of the principal office and other offices of the Resulting Institution are listed in Appendix A attached hereto.

5.	Terms and Conditions of Merger. Subject to the terms and conditions of this Plan of Merger, at the Effective Time, State of Franklin Savings Bank shall be merged with and into Jefferson Federal Bank pursuant to the provisions of, and with the effect provided under the laws of, the United States of America and the State of Tennessee. At the Effective Time, the separate existence of State of Franklin Savings Bank shall cease and Jefferson Federal Bank, as the Resulting Institution, shall continue unaffected and unimpaired by the Merger.

6.	Charter. At the Effective Time, the charter of Jefferson Federal Bank, as in effect immediately prior to the Effective Time, shall constitute the charter of the Resulting Institution, unless and until the same shall be amended as provided by law and the terms of such charter.

7.	Bylaws. At the Effective Time, the bylaws of Jefferson Federal Bank, as in effect immediately prior to the Effective Time, shall be the bylaws of the Resulting Institution, unless and until amended or repealed as provided by law, its charter and such bylaws.

8.	Savings Account Issuance by Resulting Institution. After the Effective Time, the Resulting Institution will continue to issue deposit accounts, including savings accounts, on the same basis as immediately prior to the Effective Time.

9.	Directors of Resulting Institution. The names of the persons who shall constitute the Board of Directors of the Resulting Institution after the Effective Time are listed in Appendix B attached hereto.

10.	Effect on Outstanding Shares of State of Franklin Savings Bank Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holders thereof, all outstanding shares of common stock, par value $ per share, of State of Franklin Savings Bank shall automatically be canceled and retired and shall cease to exist.

11.	Effect on Outstanding Shares of Jefferson Federal Bank Common Stock. The shares of common stock, par value $1.00 per share, of Jefferson Federal Bank issued and outstanding immediately prior to the Effective Time shall remain outstanding and unchanged after the Merger and shall be the only issue and outstanding shares of the Resulting Institution. The authorized capital stock of the Resultant Institution shall be 20,000,000 shares of common stock, par value $1.00 per share and 10,000,000 shares of preferred stock, par value $1.00 per share.

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12.	Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction of the conditions set forth in Article VI of the Merger Agreement.

13.	Termination. This Plan of Merger shall terminate automatically upon termination of the Merger Agreement.

14.	Amendment. This Plan of Merger may not be amended except by an agreement in writing signed on behalf of each of the parties hereto.

15.	Governing Law. This Plan of Merger shall be governed by and construed in accordance with the laws of the United States of America.

16.	Captions. The captions heading the sections in this Plan of Merger are for convenience only and shall not affect the construction or interpretation of this Plan of Merger.

17.	Counterparts. This Plan of Merger may be executed in two or more counterparts, any of which may be facsimile copies, each of which shall be deemed an original instrument, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the Parties has caused this Plan of Merger to be duly executed and delivered by its duly authorized officers as of the date first written above.

ATTEST:	JEFFERSON FEDERAL BANK

By:
Anderson L. Smith
President and Chief Executive Officer

ATTEST:	STATE OF FRANKLIN SAVINGS BANK

By:
Charles E. Allen, Jr.
Chairman and Chief Executive Officer

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APPENDIX A

Location of Home Office and Branch Offices of Resulting Institution

120 Evans Avenue

Morristown, Tennessee

143 E. Main Street

Morristown, Tennessee

1960 W. Morris Blvd.

Morristown, Tennessee

11916 Kingston Pike

Farragut, Tennessee

123 Merchants Greene Blvd.

Morristown, Tennessee

525 West Morris Blvd.

Morristown, Tennessee

6501 Kingston Pike

Knoxville, Tennessee

1907 North Roan Street

Johnson City, Tennessee

612 W. Walnut Street

Johnson City, Tennessee

3300 Browns Mill Road

Johnson City, Tennessee

240 W. Center Street

Kingsport, Tennessee

4409 Fort Henry Drive

Kingsport, Tennessee

Volunteer Parkway

Bristol, Tennessee

APPENDIX B

Directors of Resulting Institution

Name	Residence Address	Year Term Expires
Terry M. Brimer	604 Windridge Lane, Morristown, TN 37814	2010
Jack E. Campbell	7230 Stagecoach Road, Whitesburg, TN 37891	2009
William T. Hale	1036 St. Ives Court, Morristown, TN 37814	2008
John F. McCrary, Jr.	616 Masengill Avenue, Morristown, TN 37814	2008
H. Scott Reams	3324 Landmark Drive, Morristown, TN 37814	2010
Anderson L. Smith	431 Wilkie Avenue, Morristown, TN 37814	2009
William F. Young	1572 Needmore Road, Whitesburg, TN 37891	2009

EXHIBIT B

[DATE]

Jefferson Bancshares, Inc.

120 Evans Avenue

Morristown, Tennessee 37814

Gentlemen:

In connection with the anticipated merger (the “Merger”) of Jefferson Bancshares, Inc. (“Jefferson Bancshares”) and State of Franklin Bancshares, Inc. (“SOFB”), as contemplated by the Agreement and Plan of Merger by and between and Jefferson Bancshares and SOFB dates as of September     , 2008 (the “Merger Agreement”), Jefferson Bancshares has agreed to indemnify the directors and officers of SOFB up to certain limits, as more specifically described in Section 5.12 of the Merger Agreement. In consideration of Jefferson Bancshares’ agreement to provide such indemnification, the undersigned hereby waives any right to indemnification and to the advancement of expenses in excess of the amount provided in the Merger Agreement which the undersigned may have pursuant to any statute, provision of the charter or bylaws of SOFB, State of Franklin Savings Bank or any of their subsidiaries, agreement, or otherwise.